Exhibit 99.2

XPENG XPENG INC. 2021 ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

CONTENTS 01 2021 ESG Performance Highlights 09 02 About Us 1 1 Company Profile 13 Development Strategy 15 Corporate Governance 18 Honors Received 29 03 Sustainability Management 33 Governance Structure for Sustainable Development 35 Stakeholder Engagement 38 Materiality Assessment 39 04 Technology for the Future of Mobility Experience 41 Driven by Innovation 43 [Feature] Product Innovation for the Future of Smart Mobility Experience 50 Quality Products 55 Quality Services 67 Responsible Supply Chain 80 05 Protecting the Environment and Nature Ecology 83 [Feature] Tackling Climate Change Through Green Transformation 85 Environmental Management 89 Green Operation 91 06 Care for Employees, Gathering Power for Sustainable Growth 103 Employee Growth 105 [Feature] Growth and Change, Empowering Life in Workplace 117 Care for Community and Charity 127 07 Appendix 133 Key Performance Indicators 135 Content Index 141 Feedback Form 146 03 ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE 04

This report is the second Environmental, Social and Governance ("ESG") report issued by XPeng Inc. (XPeng Inc., hereafter referred to as "the Company")1, which aims to showcase the Company's management, commitment, actions and achievements in sustainable development. About the Report Reporting Scope This report covers XPeng Inc. and its subsidiaries. The reporting period is from January 1, 2021 to December 31, 2021, in line with the fiscal year. In order to increase the comprehensiveness of this report, the time frame for some of its content has been extended. Unless otherwise stated, this report adopts RMB as the monetary unit. Reporting Standards This report refers to the Environmental, Social and Governance (ESG) Reporting Guide in Appendix 27 of the Main Board Listing Rules of the Hong Kong Exchanges and Clearing Limited (HKEX) and the GRI Sustainability Reporting Standards (GRI Standards) of Global Reporting Initiative (GRI). This report was prepared in accordance with the above mentioned standard requirements, following communication with stakeholders, analysis of material issues, collection of relevant information, and management verification, as well as the corresponding written reports, in order to ensure that the contents of the report follow the principles of materiality, quantitative, balance and consistency. Source of Information Unless otherwise specified, the information and data cited in this report all come from the company's official documents, statistical and financial reports, as well as other related public documents. XPeng Inc. guarantees that this report is free from any omissions, misrepresentation or misleading statements, and is responsible for the truthfulness and accuracy of its contents. Explanation of References For convenience of expression and reading, "XPeng Inc.", "XPeng", "the company", "this company" and "we" in this report, all refer to XPeng Inc. and its subsidiaries. Report Confirmation and Approval This report was confirmed by the Company's ESG Task Force and approved by the Board of Directors on May 23, 2022. Disclaimer Certain statements in this report are forward-looking statements about our goals and plans for the future. These forward-looking statements are based on management's current expectations. Uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The company is under no obligation to update any forward-looking statement contained in this report. Access to this Report This report can be viewed or downloaded on the Hong Kong Exchanges and Clearing Market website (http://www.hkexnews.hk/), as well as on the company's o!cial website (www.xiaopeng.com). For any inquiries or suggestions regarding this report, please contact us using the following address: XPeng Inc., 8 Songgang Street, Tianhe District, Guangzhou, Guangdong Province Tel: 020-6680 6680 Fax: 020-6680 6689 Note: 1. "XPeng Inc." is provided for identification only. 05 ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL 05 SOCIAL GOVERNANCE 06

01 2021 ESG Performance Highlights 01 EXPLORER OF FUTURE MOBILITY 07 ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL 08 SOCIAL GOVERNANCE 08

1.0. 2021 ESG Performance Highlights XPENG Environment Compared to conventional gasoline vehicles, the electric vehicles delivered by XPeng in 2021 will reduce CO2 emissions by approximately 1,000,000 tonnes over their entire life cycle XPeng established the XPENG critical talent training system, empowering employees at different levels and meeting their diversified career progression needs XPeng donated nearly RMB 17 million to charity throughout the year, established the XPeng Charity Foundation and set up the XPeng Green Home Fund The Board has nine directors, including four non-executive directors and three independent non-executive directors (including one female director) XPeng has established a three-tier governance structure for sustainable development: the "Board of Directors - ESG Task Force-ESG Execution Group" structure XPeng made available fraud reporting channel on the official website and conducted 34 anti-corruption training sessions with 10,367 person-times of employees and 4 person-times of the Board of Directors participation XPeng conducts quarterly operational business audits, achieving an overall full coverage in 2021 XPeng established an Information Security and Data Compliance Committee and organized 9 compliance training sessions throughout the year XPeng conducts SOX compliance audits, GDPR compliance audits, and European WP29 compliance audits, as well as National Cybersecurity Standards assessment every year XPeng implements procurement compliance policies and builds a responsible supply chain. 100% of XPeng's Tier 1 suppliers have passed the IATF 16949 certification Employee competency training covered 10,133 employees with a training rate of 72.5% and an average training time of 21.5 hours per employees Number of occupational disease cases and work-related deaths: 0 XPeng's customer satisfaction rate was 97% After the photovoltaic power generation projects of Zhaoqing plant was put into operation, the photovoltaic power generated in November and December was 2,905,000 kWh, equivalent to 1,531 tonnes of CO2 emission reduction XPeng set up carbon neutrality working group, established projects to reduce carbon emission, and promoted carbon neutrality XPeng develops full-stack ADAS software and core hardware in house, leading the industry in advanced driver-assistance, E/E Architecture, 800V high-voltage platform, etc XPeng held the first XPeng QC quality improvement activity. The chairman of the Board, the president and 10 vice presidents of the Company participated in the activity, and a total of 431 improvement projects were completed XPeng launched the industry's first smart assisted-driving safety system-"intelligent driving points", carried out safe driving training and enhanced users' safe driving awareness XPeng P7 won honors including C-NCAP five-star safety rating, industry's first i-VISTA Five-Star Intelligent Vehicle Model, the first among midsize BEV segment in J.D. Power's China NEV-APEAL Study, and the 8th Xuanyuan Award (2021) - Car of the Year R&D investment was 4.1 billion RMB, accounting for 19.6% of revenue The number of R&D employees was 5,271, accounting for 38% of the total number of employees XPeng added 428 new authorized patents and had accumulated 1,129 patents XPeng had established 772 super charging stations across the country, covering a total of 308 cities The XPeng fleet has achieved a material recycling rate of over 97%, much higher than what is required in the Management Requirements for Hazardous Substances and Recycling Rate of Automobiles issued by the Chinese Ministry of Industry and Information Technology XPeng obtained ISO 27001:2013 Information Security Management System and ISO 27701:2019 Privacy Information Management System certification. Our six core systems passed the Certification for Level 3 Protection Under the National Classified Protection of Information System approved and promulgated by the Ministry of Public Security The energy consumption density decreased by 50% year-on-year Innovation Social Governance Note: 1. The full life-cycle carbon emissions of conventional gasoline and electric vehicles and the life-cycle mileage of passenger cars refer to the China Automotive Low Carbon Action Plan (CALCP) Research Report (2021) published by China Automotive Technology and Research Center. 09 ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE 10

02 About Us EXPLORER OF FUTURE MOBILITY 11 ENVIRONMENTAL - SOCIAL - GOVERNANCE

2.1. | Company Profile

XPENG +

Founded in 2015 and headquartered in Guangzhou, Guangdong Province, China, XPeng Inc. is a technology company focusing on the future of mobility. The company has always maintained full-stack in-house R&D investments, actively building up our core capabilities. With cutting-edge software and hardware technology, we bring innovation to driver-assistance system technology, smart connectivity, and core vehicle systems, and we have grown into one of the leading smart EV companies in China.

By the end of 2021, the company had established six R&D centers (in Beijing, Shanghai, Guangzhou, Shenzhen, Silicon Valley, and San Diego) , gradually shaping a global development roadmap. Meanwhile, through the expansion of sales and after-sales networks, and the construction and operation of super charging stations, we have set up closed-loop product and service operations to meet our users' full-service expectations throughout the life cycle of our products.

XPeng History

2015

Chengxing Zhidong founded.



2017

Entered into our Series A, Series A1,and Series A2 financing arrangements.



2018

Entered into our Series B, Series B1, and Series B2 financing arrangements.
Commenced delivery of XPeng's first Smart EV model, the G3.


YOUR
FIRST
CAR

2019

Entered into our Series C financing arrangements.



2020

Commenced delivery of XPeng's second Smart EV model, the P7.
Listed on the New York Stock Exchange (stock code: XPEV).



2021

Listed on HKEX (stock code: 9868)
Commenced delivery of XPeng's third Smart EV model, the P5.


9868.HK


P7

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14 >

2.2. Development Strategy XPENG + In 2021, we repositioned ourselves, promoting "Explorer of Future Mobility" as our brand. We are focused on Intelligence, Quality, Exploration, Vitality and Sustainability as our five main values, and we are committed to leading the field of smart vehicles with our full-stack in-house R&D. Your next journey, powered by XPENG. Intelligence Continuously upgrading customers' intelligent experience with significant R&D investment. Quality Continually building a dependable technology brand supported by both products and services. Exploration Bringing users cooler products with higher value and greater future impact. Vitality Boosting vitality of product experience through vital design innovation, technology, and intelligence. Sustainability Shouldering the responsibilities for carbon neutrality by advancing technology in new energy mobility and contributing to sustainable development. ENVIRONMENTAL - SOCIAL - GOVERNANCE 15 ENVIRONMENTAL - SOCIAL - GOVERNANCE 16

2.3. Corporate Governance In accordance with the Company Law of the People’s Republic of China, NYSE Listed Company Manual, HKEX Listing Rules¹ and other relevant laws, regulations and guidelines, we have developed a comprehensive corporate governance structure, and standardized a scientifically sound system of clear responsibilities. XPENG + 2.3.1. Corporate Governance Structure The General Meeting of Shareholders has decision-making authority as stipulated by laws and regulations as well as the Articles of Association, and it exercises such rights to decide on significant matters such as the company’s business strategy and policies, financing, investment and profit distribution in accordance with the law. The Board of Directors is accountable to the General Meeting of Shareholders and exercises the management rights of the company in accordance with the law. Specifically, it reviews the overall operation and development strategy of the company, and makes decisions on operating principles and investment plans. It also supervises and gives guidance to management, including, among other functions, guidance on improvement of existing policies and guidelines, formulation of a comprehensive decision-making mechanism, standardization of work processes, and establishment of stricter approval procedures in order to build an organization structure with enhanced efficiency and quality of investment decision-making. The Board of Directors has established four professional committees in order to improve the operational efficiency of the Board: the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee. Independent directors comprise the majority of the four professional committees, and matters involving the responsibilities of each professional committee are submitted to the board of directors for consideration after being approved by the professional committees, so as to better carry out their function as independent directors, both for supervision and decision-making. Note: 1. Excluding rules waived by HKEX. 17 ENVIRONMENTAL - SOCIAL - GOVERNANCE ENVIRONMENTAL - SOCIAL - GOVERNANCE 18

The Board of Directors’ diversity is one of the main elements promoting the sustainable development of the Company. We have specified in the Charter of the Nomination Committee that, the Nomination Committee should consider the contributions that the candidates can bring to the Board in terms of independence, knowledge, skills, industry experience, education background, gender, age and diversity in the context of the company business and development plans when exercising their fiduciary duties, such as review of the structure and composition of the Board, examination of the criteria and procedures for the selection of directors and senior management and search for qualified candidates for directors and senior management. Among the existing nine directors of the Board, four are non-executive directors, three are independent non-executive directors, and one of them is female. The industry experience of the members of the Board, four are non-executive directors, three of Directors includes Internet technology and services, smart vehicle R&D and manufacturing, and strategic investment, among others. Of these, one non-executive director and two independent non-executive directors have experience in the consumer goods industry, while two independent non-executive directors and one non-executive director have corporate governance experience related to risk management. Senior management is responsible for the operation and management of the Company, as well as organizing the implementation of the board’s resolutions. They also implement the annual plans and investment programs set out by the board, formulate specific rules and regulations of the Company, and exercise other powers and responsibilities granted them by the Articles of Association or the Board of Directors. In order to standardize daily business operations, the Company has established policies, systems, and guidelines covering, among other areas, R&D, procurement, production, sales, human resources, and finance. XPENG + Corporate Governance Framework Chart Shareholders ESG Task Force Board of Directors Audit Committee Compensation Committee Nomination Committee Corporate Governance Committee Sales and Services Legal Internal Control Capital Market & Investment Product R&D Manufacturing Finance Supply Chain Branding IT HR Administrative 19 ENVIRONMENTAL - SOCIAL - GOVERNANCE ENVIRONMENTAL - SOCIAL - GOVERNANCE 20

2.3.2. Improving Compliance The company strictly abides by all laws and regulations, formulating a series of internal compliance management systems . We are committed to building a comprehensive compliance system that runs through the various business departments and functional depar tments, continuously improving our compliance management. In terms of data compliance, the company has established an Information Security and Data Compliance Committee. This Committee is responsible for the Company’s net work and industrial control security, as well as the protection of personal information and other important data. In 2021, the Company organized compliance training, inviting external experts such as law firms and industry associations to share their compliance knowledge with our employees. Nine compliance training sessions were organized in 2021 in order to continuously enhance our employees’ compliance awareness. Strict control of legal risks The Company continues to improve legal risk prevention and control procedures. Having formulated a weekly meeting mechanism, we review internal legal risks so as to reduce possible risks to our legal compliance. In the case of a negative event, management forms a special team to focus on super vision, strictly investigating possible risks, and formulating targeted measures. ENVIRONMENTAL SOCIAL ENVIRONMENTAL - SOCIAL - GOVERNANCE GOVERNANC ENVIRONMENTAL SOCIAL GOVERNANCE

Regulating business practices The Company strictly abides by the Supervision Law of the People’s Republic of China , the Law against Unfair Competition of the People’s Republic of China, and other applicable laws and regulations . We have formulated the Employee Code of Conduct, Code of Integrity, Administrative Measures for Conflict of Interest, and other regulations , clarifying employee work standards and discipline, and incorporating employee compliance into performance evaluation. New employees are required to receive training regarding the code of conduct when they are hired, and both the Company and various business departments hold code of conduct training periodically and on demand to continuously strengthen compliance awareness and commitment to integrity of all employees . We also include integrity and confidentiality clauses in the agreements with third-party institutions . We immediately stop working with any suppliers that violate the Company’s integrity standards and pursue legal remedies for infringement, thus clearly arming our anti-fraud stand. The Company has made available fraud reporting channel (report_xp@xiaopeng.com)on the offcial website, customers, suppliers, media, investors and internal employees are welcome to report or leave complaints. Staff members may also lodge complaints and give tip-offs by phone or email, or via feishu.cn, etc. The Company has established a standardized process for handling fraud complaints, and the internal control department conducts all investigations in a timely manner when a fraud report is received, all under the super vision of the Audit Committee and the Board of Directors. The Company strictly protects the personal information of complainants and whistleblowers, so that only personnel handling the reported cases may have access to the complainant’s information. It is forbidden to take retaliatory actions against employees who raise concerns or complaints. In addition, in case of a reward being granted to the informant, the sponsor investigator shall apply for the reward from the “Incorruptible XPeng” account or other secure non-personal account, transfer the money directly to the informant, and keep the transfer record sealed in the case file in order to keep it confidential and prevent retaliation. In 2021 , the Company received the litigation result of a corruption case in which an employee was sentenced to 5 months’ detention and a fine of 5,000 yuan for committing the crime of forgery of corporate seal. We have terminated the labor relationship with the employee in accordance with the Company’s relevant system and conducted a review of the case to prevent the recurrence of similar cases . The above case has not caused a significant impact on the Company’s business . We have had no fines or settlements related to anti-competitive practices in the past four fiscal years. 34 Conducted 34 anti-corruption training sessions for a total of 34 hours 10,367 Employees participated anti-corruption training sessions Person-times 4 The Board of Directors participated anti-corruption training sessions Person-times ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL - SOCIAL - GOVERNANCE

2.3.3. Improving Risk Management The Company refers to the internal control framework of the COSO Committee (the Committee of Sponsoring Organizations of the Treadway Commission) and the Sarbanes-Oxley act Section 404 to establish a risk management framework and related risk management systems to comprehensively manage operational risks. The Company manages risk in accordance with the process of risk identification, risk assessment, risk response, problem solving, review and reflection, process improvement and additional control, and follow-up reviews, so as to carr y out closed-loop risk management. The Board of Directors is the highest authority and decision-making body for the Company's risk management. Within the Board, two independent non-executive directors and one non-executive director have risk management exper tise. Additionally, one of the three directors forming the Audit Committee is a non-executive director and two are independent non-executive directors, so as to ensure that risk management is carried out independently of the business line. Moreover, we have established financial incentives for senior executives, direct managers, and others involved to develop risk management indicators, and strengthen the implementation of risk management measures. XPENG Risk Identification and Assessment In 2021, the Company identified seven major risks, including risks related to R&D, market competition, and capital resources, based on national policies, changes in the market environment, its own operations, stakeholders' concerns, etc. The Company per forms scenario analysis, sensitivit y analysis and stress tests on the financial and business impact of major risks. For example, the Company assesses base case, best case and worst case scenarios of major risks and evaluated possible financial and business impacts under each scenario to thoroughly conduct risk prevention and control, as well as planning for alternatives. Fur ther, the Company carries out timely risk warnings for internal and external risks, and regularly revisits its risk management framework and internal control process. The Company has built long range financial models, anticipating likely future financial positions, and conducting tests on material business assumptions/risks, market assumptions/risks, and finan-cial assumptions/risks, including but not limited to volume and sales, raw material costs, number of stores and charging stations, risk-free interest rate, loan rate, foreign exchange rate, industr y competition, and talent competition. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL - SOCIAL - GOVERNANCE

Risk Management and Monitoring

The Board is responsible for establishing and maintaining an adequate and effective system for risk management and internal control. On behalf of the Board, the Audit Committee reviews how management deploys, implements and supervises risk management and internal controls. Additionally, an annual review is conducted regarding the effectiveness of our systems for risk management and internal control. The Company conducts quarterly operational business audits, achieving an overall full coverage in 2021.

To ensure the effectiveness of the risk management and internal control systems, an internal control model based on "three lines of defense" is applied with reference to the actual conditions in the company:

01

The first line of defense is mainly composed of the Company's business and functional departments in charge of daily operations and management. These departments design and implement relevant control measures and risk responses.



02

The second line of defense is mainly composed of finance, internal control, legal, and product quality departments. Their key responsibilities are to assist the first line of defense in establishing and improving the risk management and internal control systems, as well as to oversee and ensure its effectiveness.



03

The third line of defense is mainly composed of the audit team and the supervision team within the internal control department. The audit team regularly carries out independent evaluations to ensure the effectiveness of the Company's risk management and internal control system. In order to ensure its independence, the audit team reports directly to the Audit Committee. The supervision team regularly assists management in promoting integrity and ethical values to all employees, as well as handling any reports of corruption.



Internal Risk Reporting Process

If employees find risks related to compliance or fraud, they can report to the Internal Control Department in person, or via telephone, WeChat, email, or Company's internal real-time communication platform. When a report is received, the Internal Control Department will investigate all relevant information, issue an investigation report, and make suggestions for improvement to relevant departments and personnel. If a violation is confirmed, the Company will penalize the corresponding personnel according to the seriousness of the infringement.



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ENVIRONMENTAL · SOCIAL · GOVERNANCE 28 >

2.4. | Honors Received

XPENG +


GOLD AWARD

The Gold Award of the 22nd WIPO - CNIPA Award for Chinese Outstanding Industrial Design

China National Intellectual Property Administration


GOLD AWARD

2021 Guangdong-Hong Kong-Macao Greater Bay Area High-Value Patent Cultivation & Layout Competition Gold Award

Guangdong Administration for Market Regulation (Guangdong Intellectual Property Administration)


PROVINCIAL-LEVEL ENTERPRISE TECH-NOLOGY CENTER

Provincial-level Enterprise Technology Center

Department of Industry and Information Technology of Guangdong Province, Department of Finance of Guangdong Province, Guangdong Sub-Administration of GACC, and Guangdong Provincial Tax Service, State Taxation Administration


GUANGZHOU LEADING PRIVATE ENTERPRISE

Guangzhou Leading Private Enterprise

Guangzhou Municipal Industry and Information Technology Bureau

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ENVIRONMENTAL · SOCIAL · GOVERNANCE 30 >

I-VISTA FIVE-STAR
Industry’s First i-VISTA¹ Five-Star Model in 2021 (P7)
China Automotive Engineering Research Institute and i-VISTA (Intelligent Vehicle Integrated Systems Test Area) Committee
CAR OF THE YEAR (P7)
The 8th Xuanyuan Award (2021) – Car of the Year (P7)
Auto Business Review and EFS Consulting China
10 BEST CARS OF THE YEAR
The 9th Xuanyuan Award (2022) –
10 Best Cars of the Year (P5)
Auto Business Review and EFS Consulting China
INTELLIGENT INTERCONNECTED VEHICLE- TOP 10 OF THE YEAR
Intelligent Interconnected Vehicle- Top 10 of the year
(ranked first among domestic automakers in “average patent score”)
CATARC Information Consulting Co., Ltd
Note: 1. The i-VISTA China Intelligent Vehicle Index is the world’s first consumer-oriented neutral, impartial and professional third-party testing and evaluation system for intelligent interconnected vehicles. It was established by China Automotive Engineering Research Institute in 2017, with the guidance of China Automotive Engineering Society and China Association of Automobile Manufacturers. The index is based on the research results from intelligent vehicle integration system test zones, in combination with natural driving and traffic data research findings in China.
31 ENVIRONMENTAL SOCIAL GOVERNANCE
32 ENVIRONMENTAL SOCIAL GOVERNANCE

03
Sustainability Management
XPeng Inc. highly values sustainable development, so we have established a comprehensive sustainability management system, actively communicating with stakeholders, and continuously improving our standards for sustainability management.
EXPLORER
OF FUTURE MOBILITY
EN V I R O N M EN TA L S O C I A L G O V E R N A N C E

3.1. Governance Structure for Sustainable Development
XPeng Inc. has established a three-tier governance structure for sustainable development. The “Board of Directors - ESG Task Force - ESG Execution Group” structure specifies the responsibilities at all levels, forming an ESG closed-loop management system that includes decision-making, communication, implementation, reporting, and assessment to ensure the effective implementation of ESG strategies.
Composition Responsibilities Board of Directors Includes all board members.
Assumes overall responsibility for ESG work and oversees
the Company’s ESG direction and strategy, identifying,
assessing and managing any significant ESG risks related to
the Company’s business. It regularly receives reports from
the ESG Task Force and other management, and it is also in
charge of reviewing and approving the Company’s Sustainability
Report and other ESG Management policies.
ESG
Task Force
It is led by the president of the Company,
along with senior management
in charge of Operation Management,
Internal Control, Public Welfare Foundation,
Legal, Corporate Finance and
Investments, Branding and Public Relations,
and other departments.
It offers decision-making advice to the Board of Directors
on the Company’s ESG concerns, including ESG
vision, objectives, strategies, and policies, among others,
and it monitors the implementation of the Company’s
ESG strategy, reviewing the progress of ESG goals. The
ESG Task Force reports to the Board of Directors periodically during the year.
ESG
Execution Group
It includes key personnel and executives
from product planning, procurement
and supply chain, manufacturing
and engineering, human
resources, internal control and other
core functions.
Responsible for the daily implementation of ESG strategies
formulated by the Board of Directors and the ESG
Task Force, continuously following up on the ESG requirements of regulators, investors and stakeholders, timely
reporting on ESG work results, preparing ESG reports, and
assisting the ESG Task Force in carrying out supervision
and assessment.
ENVIRONMENTAL SOCIAL GOVERNANCE

3.2. | Stakeholder Engagement

XPeng Inc. has in place a variety of stakeholder communication channels, timely disclosing information on operation and production, environmental protection, scientific and technological innovation, development strategy and other aspects to stakeholders.

In this way, we work to increase stakeholders' understanding and recognition of the company and integrate the collected stakeholder expectations into the company's operations, so as to protect the stakeholders' right to information and participation.

XPENG +

Stakeholders	Key Concerns	Communication Channels/ Methods
Government and supervisory organizations	· Operational compliance · Tax payment in accordance with laws · Energy conservation and emission reduction	· Industry information sharing · Information delivery
Customers	· Product quality · Service and experience · Information security and privacy protection	· Online promotion · Offline showcase and promotion activities · WeChat Official Account · New product release conference · Market research · Customer satisfaction survey
Employees	· Legitimate interests · Compensation and benefits · Training and education · Occupational health and safety · Diversity and equal opportunities	· Townhall meetings · Employee training · Internal and external websites
Investors	· Corporate governance · Return on investment · Risk management and control · Information transparency	· General meeting of shareholders · Roadshows · Regular information disclosure · Email and telephone inquiries
Business partners	· Supply chain management · Cost control · Fair competition	· On-site investigation · Supplier meetings and review · Supplier contracts and agreements · Supplier training
Society and the environment	· Pandemic prevention and alleviation · Rural revitalization · Assistance for disadvantaged groups · Environmental protection	· Participation in community projects · Public welfare activities · Low-carbon promoting activities
Media and NGOs	· Information disclosure · Media interaction · Contributions to NGOs · Impact on sustainable development	· Press releases · Media briefings

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ENVIRONMENTAL · SOCIAL · GOVERNANCE 38 >

3.3. Materiality Assessment
Through active communication and research, XPeng Inc. gathers feedback from various stakeholders such as shareholders, the government, our employees, our customers, and others, In order to Identify important ESG Issues and be able to make key disclosures in this report. Meanwhile, XPeng will continue to refine the Company’s sustainable development management according to the material Issues Identified.
The materiality assessment for XPeng Inc. is mainly divided into the following stages:
XPENG
01 Identifying the material issues
Based on the original list of important issues, we will identify and classify the material issues for this year and build a database based on the following five aspects: national policies, company development plans, ESG disclosure standards, ESG rating indicators for the capital market, and peer issue bench-marking.
02 Feedback is collected from directors, management, employees, customers, investors, partners, media, the public and other stakeholders regarding the sustainable development of
XPeng as the basis for screening important issues.
Stakeholder communications
In 2021, we strengthened the Board of Directors’ screening, evaluation and supervision process regarding important issues, and a number of directors filled out research questionnaires to provide feedback on the issues and suggestions related to ESG management.
03 According to the principle of importance, the survey results are statistically analyzed, and each issue is given a different weight according to the degree of risk. The issues are classified according to the two dimensions of “importance to the company’s development” and “importance to stakeholders”. This allows us to form a materiality mapping matrix, and the results are evaluated both by the company’s management as well as external professionals.
Materiality analysis and review
04 Develop and implement action plans on material issues, with focused report disclosure of relevant information.
Issue response and disclosure
Environmental Social Governance
XPeng’s 2021 ESG Issue Materiality Mapping Matrix
Importance to Company’s Development
Risk Management
Corporate Governance
Water Management
Green Technologies and Products
Diversity and Equal Opportunities
Information Security and Technological Innovation and Privacy Protection Intellectual Property
Product Quality and Safety
Business Ethics
Social Participation
and Philanthropy
Customer Service and Satisfaction
Climate Change
Labor Management
Supply Chain Management
Occupational Health and Safety Emissions Management
Employee Training and Development
Resource Efficiency
Importance to Stakeholders
ENVIRONMENTAL SOCIAL GOVERNANCE

04 Technology for the Future of Mobility Experience As a technology company focusing on the mobility experience of the future, XPeng Inc. has always believed in comprehensive R&D investment and is committed to building up its core full-stack research and development capabilities. We have established a comprehensive scientific and technological innovation system, and we continue to develop leading software and hardware technologies. We strive to transform our leading technologies into smart, energy-saving, and environmentally friendly products and mobility experience, and we are committed to growing into one of the leading smart EV companies in China. EXPLORER OF FUTURE MOBILITY 4,114.3 R&D Investment Million RMB 38% Percentage of R&D Employees 428 Number of newly authorized patents

4.1. | Driven by Innovation

Technology is the key competitive edge and core strategic focus of XPeng Inc. XPeng regards full-stack research and development capabilities, along with the rapid iteration of software and hardware integration, as an important strategy for scientific and technological innovation and development. Therefore, we constantly refine our scientific and technological innovation system and enhance the level of science and technology innovation.

4.1.1. | Innovation Systems

A sound scientific and technological innovation system is indispensable for achieving technological leadership. XPeng Inc. clearly defines its technology research and development strategy, which includes adhering to continuous and strong R&D investment, establishing international R&D centers and R&D teams, and improving innovation incentives and achievement protection measures. We are committed to maintaining our leading position in smart EV technology development and product innovation.

XPENG +




Investment in R&D (Million RMB)
2018
1,051.2
2019
2,070.2
2020
1,725.9
2021
4,114.3


Number of R&D positions
2020
2,063
2021
5,271


R&D investment as a percentage of revenue (%)
2019
89.2%
2020
29.5%
2021
19.6%

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ENVIRONMENTAL • SOCIAL • GOVERNANCE 44 >

R&D Strategy Adhering to the full-stack research and development strategy, XPeng Inc. is committed to bringing innovation to advanced driver-assistance, smart connectivity and core vehicle systems. Through leading-edge software and hardware technologies, we transform future mobility with technology and provide users with a unique travel experience. According to data from IHS Markit, we are one of the automotive companies based in China that develops full-stack advanced driver-assistance software encompassing localization and high definition map fusion, perception algorithm and sensor fusion, behavior planning, motion planning and control in house and has deployed such software on mass-produced vehicles. By the end of 2021, XPeng Inc. had set up 6 R&D centers in Guangzhou, Shanghai, Silicon Valley, San Diego, and other places, gradually setting a Chinese leading and globally located R&D system. XPENG +

R&D Team XPeng Inc. has a multi-level, diversified, large-scale, in-house international talent team. Several of our founders and executives are senior talents from different industries. Our R&D personnel by the end of 2021 accounted for 38% of our total employees, providing a solid talent base for our rapid and innovative research and development. Innovation Incentives Mechanism XPeng Inc. considers the R&D and innovation achievements in our performance evaluation, linking R&D and innovation with compensation, and providing monetary rewards/incentives for employees who contribute to intellectual property rights such as patent and software inventions in order to promote employee innovation. At the same time, we have set up the Outstanding Inventor Award, and we publish the ranked list of patent proposals along with the inventors’ standings every quarter. We have also set up the “XPENG INNOHERO Innovation Achievement Award” for the top ten technological innovations of the year that lead the industry and create value for users; organize special events such as the “1024 Creative Mobility and Lifestyle Proposal Competition” to proactively explore and create an atmosphere of innovation and exploration. Intellectual Property Protection XPeng Inc. attaches great importance to the protection of its own intellectual property rights, and also pays attention to safeguarding the reasonable rights and interests of third-parties. We have established the Intellectual Property Handbook, the Intellectual Property Management Measures, and the Patent Administrative Measures, along with other directives aimed at continuously improving the intellectual property risk management process, enhancing employees’ awareness of intellectual property protection, and standardizing intellectual property protection. In 2021, XPeng Inc. added 428 new authorized patents (of which 262 were invention patents), and registered 47 new trademarks. By the end of 2021, XPeng Inc. had accumulated 1,129 patents (including 425 invention patents) and registered 545 trademarks. 01 Risk Management We prepared the Intellectual Property Risk Management Control Procedures and the Intellectual Property Dispute Handling Control Procedures in order to standardize the intellectual property risk management process and dispute resolution work, investigate the possibility of infringement through existing office equipment, software, or production equipment. In this way we take measures to avoid or reduce the risk of infringement of intellectual property rights, and we regularly monitor the intellectual property rights of the Company and others. We also analyze possible disputes as well as their damage to the Company, and formulate corresponding preventive measures. 02 Risk Training We have set up a compliance course on trademark registration and use through our internal “Peng-Learning” platform so as to improve employees’ awareness of intellectual property protection. In 2021, we conducted 50 instances of on-site patent training and 2 instances of on-site trademark training.

P7

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[Feature]Product Innovation for the Future of Smart Mobility Experience

Thanks to our comprehensive scientific and technological innovation system, XPeng Inc. has made continuous breakthroughs, developing a number of technological advances such as flexible Smart EV platforms, a next-generation of E/E architecture, and advanced driver-assistance system technology. In this way, we continued to bring smarter, greener and better travel technology solutions, living up to our brand as an "Explorer of Future Mobility".

XPENG +

01

Flexible and Scalable Smart EV Platforms

We have strategically built multiple flexible smart EV platforms. We have launched two platforms, David and Edward, which enable us to develop vehicles with a wheelbase ranging from 2,600mm-3,100mm. Each Smart EV platform allows us to efficiently design and manufacture a variety of models, as we utilize common components across different models on the same platform. Through economies of scale, our platform approach is expected to reduce our bill-of-material cost and research and development expenses.


David Platform
Edward Platform

02

Next-Generation E/E Architecture: X-EEA 3.0

We have revolutionized the hardware, software, and communication architecture to create a next-generation X-EEA 3.0 E/E architecture, turning our vehicles into an intelligent mobile terminal. We have thus created an integrated mobile space that includes functions of network connection, entertainment, transportation, and office, and brought our users a new experience in the technology of mobility.



ENVIRONMENTAL · SOCIAL · GOVERNANCE 50 >

XPENG + 03 Advanced OTA Updates We use OTA (Over-The-Air) Technology as the main way to update functions, and constantly improve the timeliness, security, and usability of OTA updates, so that smart EV upgrades can be carried out throughout the entire life cycle of the product, allowing our customers to enjoy more features and a better user experience. Many of the electronic controls of the XPeng G3i, P7, and P5 models can be updated through OTA. 04 Advanced Driver-assistance Technology with Enhanced Perception, Decision Making, and Multi-scenario Capabilities Tailored to real driving and road conditions in China, our XPILOT driver-assistance system has become one of the most advanced driver-assistance technologies on the market and is our core competitive advantage. In 2021, we took the lead in equipping the XPeng P5 with XPILOT 3.5 driver-assistance system, putting to use our perceptual sensors, decision-making algorithms, and advanced driver-assistance technology with its multi-scenario functions, and making the re-evolution of smart driving a reality. Among them, the core function City NGP of XPILOT 3.5 is scheduled for OTA upgrading and opening in the first batch of cities in 2022. [Case] XPeng NGP 3,000km Expedition Challenge On March 26, 2021, the 8-day “Thousand Miles NGP· Exploring Endlessly” XPeng Navigation Guided Pilot (NGP) 3,000km Expedition Challenge officially came to an end, and XPeng Inc. officially became the first automobile company to complete trip on the 3,000km north-south highway using mass produced driver-assistance functions. The expedition was witnessed by a total of 203 authoritative media people, 9 industry experts and 16 users. From Guangzhou to Beijing, the team traveled through 10 cities with an average NGP mileage of 2,930 km, and an average of 0.7 takeovers per 100 km. A total 6,245 lane changes were carried out with a success rate of 94.4%, as well as going over 1,215 freeway ramps with a success rate of 92.8% and 1,308 tunnels, with a success rate of 95.0%.

772 By the end of 2021, the number of super charging stations across the country 308 The number of total covered cities XPENG + 05 Smart Cockpit Xmart OS, XPeng Inc. in-car intelligent system, supports the smart cockpit, providing a seamless, easy-to-use and voice-controlled smart travel experience. Ecosystem for Third-party App and Service: We bring music, games and other related applications to customers through the in-car app store. Being open to third-party apps allows us to bring our users a more pleasant in-car experience. Intelligent Recommendations: Recommendations are made according to vehicle conditions, traffic conditions, and other factors. For example, Xmart OS may recommend nearby parking lots and charging stations, suggest alternative routes to avoid traffic jams, or propose enabling advanced driver-assistance under appropriate conditions. Remote Control: Various remote control capabilities are available through the XPeng mobile app, such as activating sentry mode to monitor security risks and remotely turning on the air conditioner before entering the vehicle. 06 High-quality and Convenient Charging Network We actively develop smart charging technology, continuously expand our charging network, and provide customers with a more efficient, better quality and more accessible charging experience. 800V High-voltage SiC Platform: We are expected to launch the 800V high-voltage SiC platform, which will allow 200km driving range through 5 minutes of charging. 480kW High-voltage Supercharging Station: We are expected as the first mass manufacturer in China to set up 480kW high-voltage supercharging stations which use liquid coolant technology for our chargers, fully unleashing energy replenishment efficiency. Extensive Charging Network: By constructing an expansive charging network in China, our users can choose between household charging stations, XPeng super charging stations, or third-party charging stations to charge their electric vehicles.

4.2. | Quality Products

XPeng Inc. is committed to building an attractive product portfolio and keeping product quality and safety at the forefront, continuously meeting the growing demand for smart EVs and the multiple needs of our large customer base.



G9

4.2.1. | Product Series[1]

XPENG +

G9[2]

Flagship Intelligent SUV

X-EEA 3.0 E/E architecture
XPower 3.0 powertrain, 800V High Voltage SiC Platform
XPILOT 4.0 & Xmart OS in-car intelligent system



G9

P7

Sleek Intelligent Adventurous

XPILOT 3.0 & Xmart OS in-car intelligent system
NEDC 706km super-long cruising range
Advanced sport sedan curves & wing door design
C-NCAP five-star certification



P7

P5

Intelligence That Moves You

XPILOT 3.5 & Xmart OS in-car intelligent system
V2X smart connectivity
X Robot Face dynamic intelligent aesthetics design
X-Safety comprehensive active/passive safety, X-HP smart temperature control



P5

G3i

Your Everyday Explorer

XPILOT 2.5 & Xmart OS in-car intelligent system
X Robot Face Family Design Language[3]
Long cruising range, super charging service
C-NCAP and CIASI safety certification



G3i

Note: 1. Some of the features of the above models may vary according to the configuration.
2. G9 is expected to be launched for sale in the third quarter of 2022.
3. XPeng G3 obtained C-NCAP (China-New Car Assessment Program) certification and China's CIASI (China Insurance Automotive Safety Index) certification.

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ENVIRONMENTAL · SOCIAL · GOVERNANCE 56 >

4.2.2. | Product Quality

"Quality" is one of XPeng's core values. XPeng Inc. set up a Quality and Safety Center and formulated the Quality Management System Manual, which covers quality standards for R&D during the design and development stage of vehicle and battery assembly, supplier parts, production process, service, market, and other management aspects.

We also formulated the Quality Objective Management Procedures, which specifies and break down the quality objectives to ensure their fulfillment, and regularly review our quality system using the Management Review Protocol and the Internal Audit Protocol to refine our quality management system in a timely manner, carrying out a closed-loop management system and protecting our reputation for smart and reliable quality.

ISO 9001

In 2021, XPeng Inc.'s affiliated company "Zhaoqing Xiaopeng Automobile Co., Ltd." obtained the ISO 9001 quality management system certificate.


P7

Awarded first place in three research studies by J.D.Power[1]:

01

In China's smart vehicle research, XPeng Inc. won the first place among mainstream EVs



02

In China New Energy Vehicle Initial Quality Study (NEV-IQS), XPeng G3 won the first place among compact EVs



03

In J.D. Power's China NEV-APEAL Study, XPeng P7 was the first among midsize BEV segment




TOP1
五星P7 魅力加持
行业第1个实现三家权威机构
最高评级的智能汽车
J.D. POWER

Note: 1. J.D.Power was founded in 1968 by Mr. J.D. Power III, whose research is known for its independence and objectivity, and is one of the most professional and authoritative market research companies in the world.

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Improving the Quality Verification Process
For the development of new models, multiple rounds of vehicle verification are adopted, and quality inspection on the whole vehicle is carried out to ensure that user needs are met by testing vehicle endurance and strength, as well as the vehicle’s resistance to corrosion, misuse, and wading. The vehicle is also tested for performance under extreme temperatures, both high and low, as well as high altitude, to ensure its adaptability to the environment, among other issues.
01
From the second half of 2021, and on the basis of our original measures, XPeng innovatively and gradually implemented a special short-cycle quality gates review system for new battery projects. We carried out 4 gates management, from battery project establishment to SOP, effectively ensuring battery quality, and a high-quality experience for our users.
02
In conjunction with the increase in production capacity, our Zhaoqing Site has improved the inspection and sampling process. Special key inspections for the sampling of regulatory items have been carried out, along with a joint review of R&D and manufacturing, in order to achieve smooth product delivery through our multi-model flexible production platforms and our double-shift production system.

Increasing Awareness for our Culture of Quality In 2021, XPeng Inc. formulated the XPeng Manual for Quality Culture, and certified 15 quality culture ambassadors who are responsible for advertising our quality culture, enhancing employee quality culture awareness, and creating an atmosphere where high quality is part of our culture. XPeng set up a quality culture exam, with 1,522 participants in total, representing an 84% participation rate among relevant personnel, with an average score of 91.4. 01 We held the first XPeng QC improvement activity, unifying our quality management language system, and strengthening talent training. The chairman of the Board, the president and 10 vice presidents of the Company participated in the activity as well as in the final improvement project evaluation, thus truly achieving quality improvement from the top down, and encouraging full participation. A total of 431 improvement projects were completed with 3,552 participants and an audience of more than 10,000 people. 02 We carried out the first "Quality and Skill Competition" activity at our Zhaoqing Site, unifying quality inspection standards, and improving our quality inspection ability for the manufacturing process. 03 We organized and carried out a 100-days Quality Improvement Activity with the theme of "Mass Production and Quality Improvement of New Vehicles" to provide stronger quality assurance for our mass production operations. 04 The Quality Center and Manufacturing Center jointly opened up the training for the key points and terms of the manufacturing process. It also standardized the elements of the manufacturing process assurance, and achieved a penetration rate of 100% on personnel connected to process quality with a familiarization rate of 95%. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

Mechanism for Handling Quality Issues

In 2021, XPeng Inc. refined after-sales service quality measures such as the Management Measures for Rapid Response to Market Quality Problems and the Measures for the Management of Market Quality Information, and promoted the visualization of data indicators and the efficiency of quality improvement. In order to address market quality problems identified from multiple channels, including 400 hotline complaints, store-side maintenance, background alarms, and others, XPeng uses quality methods and tools to analyze the problems, in accordance with the "Three Reality Principle[1]", and at the same time evaluates the effectiveness of our problem solving through mechanisms such as quality daily meetings, director's weekly meetings and meetings with the company president. When handling each case of quality issues, we identify the common points from multiple aspects such as design, suppliers, production logistics, etc., to formulate countermeasures from the perspective of quality systems. In this way, we address the root causes of problems and achieve effective prevention.

For products that need to be recalled due to product quality or safety issues, XPeng Inc. follows the requirements of the national Regulations on the Administration of Recalls of Defective Automotive Products and has formulated the recall management document Administrative Measures for the Recall of Defective Vehicles to clarify the recall implementation process.

As previously disclosed in our public filings, in 2021, we carried out a recall for G3 model due to a possible power supply fault of the inverters installed on these vehicles. This recall was completed in July with a total of 13,399 units recalled and a reimbursement received from the supplier.As a result, the recall had no significant impact on XPeng's financial statements. The percentage of products recalled for safety and health reasons after being sold or shipped during the whole year was 9.7%[2].

Product Quality Contingency Plan

In view of situations such as extreme weather and sudden epidemics, XPeng has formulated a flexible handling plan to ensure the stability of product quality by strengthening the verification and inspection process of all aspects of quality control, and adding new control methods.

XPENG +

Unit: 1,000 RMB	2018	2019	2020	2021
Balance at the start of the warranty period	/[3]	73	34,597	111,351
Expenses paid during the warranty period	/	575	925	32,352
Operating Income	9,706	2,321,219	5,844,321	20,988,131
Warranty expenses as a percentage of annual revenue	/	0.025%	0.016%	0.15%

Note:
1. The scene, the situation , and the objects, which means taking practical countermeasures according to the actual situation of the scene .
2. In 2021, the Company issued a recall plan to recall some XPeng G3 cars produced from March 29, 2019 to September 27, 2020. A total of 13,399 vehicles were involved in the recall. From 2019 to 2021, XPeng delivered 12,728, 27,041 and 98,155 vehicles respectively. The percentage of vehicles recalled for safety and health reasons in the total vehicles sold or delivered in 2021 = Number of vehicles recalled in 2021 / (total vehicles delivered in 2019 + total vehicles delivered in 2020 + total vehicles delivered in 2021).
3. "/" refers to not fully accounted for/not disclosed in previous report, same hereinafter.

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ENVIRONMENTAL · SOCIAL · GOVERNANCE 64 >

4.2.3. | Product Safety

XPeng Inc. has established a monitoring platform for NEV enterprises in accordance with the national standard set by the Technical Specifications of Remote Service and Management System for Electric Vehicles. This platform can monitor the vehicle, power battery, driving motor, vehicle failure and other related information, all in real time. The platform has passed the testing by China's regulatory platform and obtained the conformity report from the National Monitoring and Management Platform for New Energy Vehicles.

In 2021, we made functional safety one of the requirements for delivery control of quality gates of the development of new models, and we established functional safety teams in all corresponding professional systems. The new car design is developed in accordance with the C-NCAP (China-New Car Assessment Program) five-star rating, and the E-NCAP (European-New Car Assessment Programme) five-star rating. It also considers data design and structure simulation, collision simulation, and regulatory certification, to achieve full-process control and ensure product safety.

XPENG +


XPeng P7 was awarded C-NCAP five-star safety assessment rating
Witnessed by users on site
★★★★★
Comprehensive score
89.4%
1
P7

[Case]XPeng P7 awarded C-NCAP five-star rating

On July 26, 2021, The China Automotive Technology and Research Center announced the results of a new round of C-NCAP testing, in which the XPeng P7 was awarded a five-star C-NCAP assessment rating with an exceptionally high score of 89.4%. In terms of active safety, XPeng P7 scored 98.5%, becoming the highest scored EV model at the time, far exceeding the industry average.

Superior Safety Structure Design

01

The body architecture employs a steel-aluminum hybrid structure, which greatly increases vehicle rigidity and effectively improves the transmission of crash force while remaining lightweight.



02

The front transverse arm is connected to the front end of the subframe, allowing the chassis to participate in collisions earlier, thus adding a transmission path for collision energy.



03

The steering system has been set closer to the front, allowing more room for collapse at the back of the front compartment. At the same time, precise tear control not only ensures that the rear end of the subframe does not move backwards as a whole, effectively preventing the intrusion of the battery pack, but also greatly reduces collision force and the peak of collision deceleration.



Ultra-high Strength Material Applications

01

The body is composed of 16% ultra-high-strength steel, 13% thermoformed steel, and a large number of parts are thermoformed to build a thermoformed body with 360-degree all-round protection.



02

The use of thermoformed materials is twice that of most models, and the number of parts which use thermoformed materials is 1.5 times that of luxury models.



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4.3. Quality Services XPeng Inc. regards owners as XPeng friends, and is committed to providing our consumers with high-quality service and continuously increasing customer satisfaction. 4.3.1. Protecting Customer's Rights and Interests XPeng Inc. attaches great importance to the protection of customer rights and interests, establishing a sound customer privacy protection system and smoothing the communication channels between customers and XPeng. This allows us to properly handle customer complaints and implement responsible marketing policies, building healthy customer relations. Customer Privacy Protection XPeng actively complies with the laws and regulations related to the protection of users' personal information and privacy applicable in the places where its business is located, and acts on the principles and spirit of the General Data Protection Regulation (GDPR) regarding information use and privacy protection. The Company has put in place a sound mechanism for ensuring privacy protection and information security, and exercised full lifecycle data security management. We have released and implemented a series of management policies and norms such as the Personal Information Security Regulations , Measures on Data Disclosure Management and Privacy Agreement for all our employees , and continuously regulated privacy protection and information security. We embed the protection of user privacy into the Group's risk compliance management, and take it an important part of the data compliance review process . We also conduct internal audits and third-party audits , and follow a zero-tolerance policy to violations of privacy protection and information security assurance mechanisms . Xpeng has set up an Information Security and Data Compliance Committee, with Dr. Brian Gu, Vice Chairman and President of XPeng Inc. , as the chairman, Mr. Huang Ronghai, Vice President of XPeng Inc. , as the vice chairman, and the heads of various business lines as core members . Mr. Huang Ronghai had served as the technical director of Alibaba before and holds rich experience in the field of Internet technology development and security management. The committee is responsible for the overall management and super vision of the Company's information security and data compliance work. Under the committee, two working groups have been set up respectively on information security and data compliance, which are responsible for establishing and implementing the standards , systems and norms concerning the compliance management of domestic and overseas personal information and important data , coordinating and guiding the relevant business departments in working on data compliance together, and ensuring the implementation of the relevant systems of the Group. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

ISO 27001:2013 In 2021, we obtained ISO 27001:2013 Information Security Management System certification ISO 27701:2019 Obtained ISO 27701:2019 Privacy Information Management System certification 6 Our six core systems passed the Certification for Level 3 Protection Under the National Classified Protection of Information System approved and promulgated by the Ministry of Public Security. 01 Privacy Risk Screening We integrate the statutory principles of privacy protection and integrate it into the product development and system structure of the entire product line of XPeng, while carrying out the Data Protection Impact Assessment (DPIA) to identify and mitigate privacy risks before data processing. We have also conducted the GDPR compliance project in advance and launched the building of the GDPR compliance system. 02 Data Collection Procedures Following the statutory principles and regulatory requirements, we explain to users and obtain their express authorization for the collection, use and retention of personal information through documents such as privacy policies, product/function descriptions, and service scenario guidelines, and inform users how we protect personal information and how they can exercise relevant statutory rights. 03 Safe Data Storage We comply with statutory requirements regarding where, how, and for how long personal information shall be stored, and take appropriate encryption, de-identification and other security technical measures for the stored information. The internal use of data is subject to the principle of minimum necessity, and must go through the security compliance review process. 04 Privacy Protection Training We regularly conduct in-house training, provide courses on topics such as information security, data compliance basics and protection of sensitive personal information, organize online training and examinations on data security awareness covering all employees, and clearly state the public feedback channels for information security disclosure both in training and publicity. 05 Emergency Response We have formulated the systems for handling emergencies and the emergency protocols for sub-domains such as the Data Security Emergency Response Protocol, the Data Security Incident Emergency Response Plan, and the Individual Data Disclosure Emergency Drill, as well as the Ransomware Emergency Response Plan and the Phishing Emergency Protocol, clarifying the process for handling data security incidents and guarding against information security risks. We develop business continuity/contingency plans and emergency response procedures, testing them at least twice a year. We conduct SOX compliance audits, GDPR compliance audits, and European WP29 compliance audits, as well as National Classified Protection of Information System assessment. Additionally, we carry out third-party vulnerability analysis, including simulated hacker attacks, with each system update. In 2021, approximately 7,000 related security test work orders have been carried out. 06 Third-party Liability: All third-party cooperation is subject to relevant processes and approvals, and requires signing a confidentiality agreement defining confidential information, confidentiality obligations, and liabilities for breach of contract. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL

Under our strict data security measures, there have been no major leaks or cybersecurity incidents in XPeng Inc. for the past three years. Total number of data security breaches or other cybersecurity incidents: 0 Total number of customers and employees affected by company leaks: 0 Number of data leakage: 0 XPeng + The total amount of fines in connection to data security breaches or other cybersecurity incidents: 0 Customer Communication Channels XPeng Inc. is committed to building strong and smooth customer communication channels. As a new type of smart EV company, we have more diversified communication methods than traditional automotive companies. In addition to our traditional brick and mortar service stores and "400" telephone service hotlines, we also use in-vehicle infotainment system, XPeng community, XPeng APP, XPeng Official WeChat, and other ways to communicate with customers, helping us to fully understand the needs of our customers and their expectations of XPeng. Customer Complaint Resolution XPeng Inc. pays attention to the voice of our customers, and we have set up a comprehensive customer complaint resolution system and process, striving to respond to customer concerns in the most appropriate way so as to improve the customer service experience. In 2021, the "400" channel received about 45,000 customer complaints, and 100% of the complaints were resolved. System guarantee: Formulated a number of complaint handling systems such as the Management Procedures/Measures for Customer Complaint Handling. We sign the Letter of Commitment for the After-sales Services of Vehicles and Power Systems with customers, optimizing the customer service experience through standardized complaint service, and enhancing customer trust in XPeng. Process guarantee: Customer complaints are divided into 4 levels, the corresponding personnel and handling methods for different level complaints are specified. In this way, we establish a closed-loop complaint handling mechanism, with the complaints department being responsible for the whole process, and follow-up is done for each situation through the supervision system. We take the initiative to confirm whether the complaint is resolved through outbound calls, and seek customer feedback on the effectiveness, process, and efficiency of complaint handling. Technical support: With the help of advanced technologies such as vehicle self-diagnosis functions, intelligent fault diagnosis, and remote processing capabilities, we can identify and address potential faults that may cause complaints, reducing and preventing possible complaints. Responsible Marketing XPeng Inc. adheres to the standards of responsible marketing, signing transparent and fair sales contracts with customers. We formulated the 2021 XPeng Inc. Market Order Compliance Management Regulations, strengthening our control of marketing, price, channel, and operation compliance as we continuously enhance our brand image and value, while protecting consumer rights and interests. Marketing training: We require all sales personnel to receive relevant training, inform customers of all risks as well as the correct use of our products, and ensure fair marketing throughout the whole process of sales, delivery, and after-sales. Any related problems and questions are dealt with and answered in a timely manner. Assessment, reward, and punishment mechanism: We incorporate compliance marketing into the assessment dimensions for sales commission. If there is any infringement, the sales commission for the month will be affected accordingly. For the person directly responsible for the infringement, different degrees of disciplinary punishment will be given in accordance with the Employee Code of Conduct and other relevant rules and regulations, and according to the number and severity of violations in the store during the year, store managers will be held accountable. Guiding sustainable consumption: We provide certain green/healthy products, degradable goods and other eco-friendly products in our official store; we encourage on-demand consumption, and our sales staff is trained to recommend suitable products according to user needs, and encourage customers to use points for purchase to the greatest extent first, offering more benefits to our customers. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

4.3.2. Providing Quality Service As part of the future mobility experience, XPeng is committed to providing a service experience that is different from that of the traditional car owner, and we provide a better and smarter service system for smart electric vehicle owners. X-SERVICE: Smart and fast service for a more pleasant experience X-SERVICE is an online, mobile smart sharing service built for users based on the XPeng Intelligent Service Platform, and is committed to transforming traditional service experience to XPeng owners. In 2021, the first batch of X-SERVICE smart fast services was officially launched in 23 cities across the country, including Guangzhou, Shenzhen, Foshan and Dongguan. 01 Exclusive group service Through an exclusive service group, the service butler Captain meets the full-cycle service needs of users when ordering, delivering and enjoying our cars. 02 Integrated smart diagnosis An integrated solution to provide users with online pre-diagnosis and appointment services. 03 One-hour distance to service Using our intelligent service platform to trigger mobile services, we offer one-hour distance to service within the core urban area, to better meet the needs of car owners. X-CERTIFIED: Certified second-hand cars, trading with confidence XPeng Inc. is committed to creating an intelligent and high-quality second-hand car trading service chain, allowing car owners to sell or replace vehicles with efficiency and value preservation, and allowing car buyers to choose and purchase vehicles transparently and safely, creating a "new" travel life for all. 01 Buy with confidence Establish an objective and reasonable official certification system with an intelligent assessment, providing 199 official tests, original factory upgrades, official transaction transfers and other services to ensure efficiency and safety, and provide certified second-hand car financial solutions. 02 Use with confidence We protect the rights and interests of second-hand car owners, offering the same basic services of new cars; we provide a 7-day return policy and exchange services, and establish a full-cycle after-sales maintenance record tracking. 03 Sell with confidence Implementing the "rest assured replacement" service for our brand, which provides high subsidies, insures 30 days of service, and provides safe and convenient official one-stop service.

4.3.3. Promoting Safety Awareness XPeng Inc. attaches great importance to the user's advanced driver-assistance safety education, and has launched the industry's first smart assisted-driving safety system-"intelligent driving points", reminding car owners to follow the standards of use for driver-assistance functions, helping car owners understand the safety boundaries of advanced driver-assistance, and improving their safety awareness. XPeng assisted-driving safety system focus on advanced driver-assistance, with "intelligent driving points" as the core. The system covers the two major aspects of education and assessment, including pre-use training, admission assessment, and safety reminders during use, throughout the different stages of learning-mastery-use. XPENG + 01 Safety Education Online intelligent driving classroom, development of advanced driver-assistance science cognition, operation guides and other related content, from the introductory level to advanced science and user guide level, dividing the process in three stages to improve the user's safe driving skills. 02 "Intelligent Driving Points" Reminders When users use assisted driving during frequent and long-term periods, causing disengagement, fatigued driving, frequent lack of attention to road conditions, and similar risks, the system will deduct points according to different degrees of danger, and automatically push relevant safety reminders and corresponding safety learning content, such as viewing the correct intelligent driving operation diagram, reading the safety instructions for the use of functions, and participating in relevant behavior safety quiz. 03 "Intelligent Driving Points" Incentive Mechanism High-scoring users (personal intelligent driving point with a residual score greater than 90 points) can get priority XPeng OTA public beta rights in the future. XPeng "intelligent driving points" advanced driver-assistance safety education ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

4.3.4. | Shaping the XPeng Owner Culture

We focus on establishing a strong relationship with our customers, building a bridge of communication with car owners through the "XPeng Club", creating a culture of "walking with XPeng and exploring", and carrying out a large number of high-quality car owner cultural activities such as "X-moment" and "X-walker". We strive to enrich our customer's life and strengthen the emotional resonance between XPeng and the user.

> "Solo music is not the same as playing with a band, participating on weekend activities with family and friend brings added joy and interest to life."
>
> ——Wen Long

X-moment: Creating exclusive and high-end cultural activities for our customers, and spreading XPeng's spirit of exploration by inviting XPeng users with high XPeng Club value to participate in car owner activities. In 2021, X-moment carried out a number of car owners' activities in Yunnan Yubeng, Shanxi Datong, Hunan Changsha and other places, allowing car owners to feel the charm of traditional culture, explore nature, and improve environmental awareness.



X-walker: Recruiting loyal customers who highly identify with the XPeng brand and are willing to participate in XPeng development through our "XPeng Club". We invite them to participate in special activities such as public welfare events, auto shows, and store activities to increase the positive interaction between car owners and XPeng. In 2021, X-walker car owner volunteers participated in activities such as the Guangzhou Auto Show, the National Day Ten Cities Auto Show Volunteer Activities, and the XPeng Club Public Welfare Volunteer Event.



4.3.5. | Customer Satisfaction

We are committed to continuously improving customer satisfaction by providing XPeng users with an experience that exceeds their expectations. In 2021, we have increased the scope of customer satisfaction evaluations and their indicators, taking customer evaluations as an important reference point for follow-up work and improvement, and continuously refining the quality of our products and services. In 2021, XPeng Inc.'s five-star rating was 97%, exceeding our initial goal of 95%.

Goal setting and review: Customer satisfaction goals are set for each year, and we timely compare and review the achievement of goals to provide a reference for improvement.

Multi-dimensional evaluation indicators: Comprehensive surveys are conducted regarding indicators such as vehicle repair, NPS net promoter value, and after-sales satisfaction, striving to obtain thorough and honest customer evaluations.

Timely survey delivery: On the day after delivery, the questionnaire is sent through the XPeng APP to achieve a 100% delivery rate for our satisfaction survey.

XPENG +

	2019	2020	2021	2021 GOALS
Ratio of Satisfied Respondents	84%	96%	97%	95%
Percentage of customers who responded to our survey	25%	31%	47%	N/A[1]

Note: 1. N/A means that no target has been set for the proportion of respondents to the total number of clients.



< 77 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 78 >

P5

< 79 ENVIRONMENTAL · SOCIAL · GOVERNANCE

4.4. | Responsible Supply Chain

XPeng Inc. is committed to establishing a sustainable supply chain system and promoting positive results for all parties involved in the value chain. We uphold procurement compliance, and have implemented supplier management policies such as the Supplier Selection and Management Measures, the Subordinate Supplier Management Measures, and the Electronic Material Management Measures. We implement a closed-loop management process, and at the same time we help increase our suppliers' ability to fulfill their responsibilities through training and education, thus continue to build a responsible supply chain management system.



Supplier Sourcing and Pre-selection
Supplier Site Inspection
Supplier Selection and Designation
Agreement Signing
Component Product Development/Integrated Procurement Design Phase
Purchase Order Release
Payment Processing
Supplier List Management
Supplier Performance Evaluation
Supplier Information Change Management
Closed-loop supplier management process

Procurement Compliance

We require transparency in our procurement, and suppliers must sign the Integrity Commitment Letter, the Partner Compliance Commitment, the Trade Secrets and Proprietary Information Protection Commitment, and other documents specifying responsibilities for both parties with regards to integrity, intellectual property protection, confidential information and other forms of honesty, in order to ensure a high standard of business ethics.

We have formulated the Supplier Blacklist Management Measures, so that suppliers who violate the relevant protocols will be blacklisted.

XPENG +

Supplier Management

Supplier approval process: The Company requires all suppliers to comply strictly with the protection of human rights, prohibition of child labor, protection of employee occupational health and safety, and related standards, and requires suppliers to obtain third-party certification under IATF 16949, ISO 9001 or equivalent certification conditions. Also, the Company comprehensively considers the supplier's quality level, supply continuity, business ethics record and other relevant circumstances, and implements the corresponding scoring standards according to the product categories provided by the supplier, while giving priority to the selection of market dominant suppliers in the domestic and international auto industry in order to ensure suppliers' performance quality.

Supplier audit: According to the Supplier Performance Management Measures, all suppliers are audited and evaluated monthly according to the three dimensions of business terms, quality and delivery, and then suppliers are classified into different levels according to the audit results. At the same time, we have formulated the Strategic Supplier Management Measures to identify and manage key suppliers.

Supplier risk management: We regularly carry out supplier system reviews, process reviews, product reviews, spot inspections and other supervision and review work to ensure that suppliers manage their own ESG risks, thus reducing supplier performance risks.

Type of supplier	Suppliers who have been assessed for sustainability risks over the past three years	Percentage of this type of suppliers that have been assessed in the last three years
Tier 1 Suppliers	1,028	100%
Critical non-tier 1 suppliers	236	100%

ENVIRONMENTAL · SOCIAL · GOVERNANCE 80 >

Supplier Improvement Capacity Supplier Training: 29 quality assurance methods, historical defect verification, and the 8D (Eight Disciplines) problem solving, as well as other areas of quality training to improve the quality control of our suppliers. Supplier Sustainability Assessment: Integrating ESG content into the supply chain management strategy, setting up three sustainable supply chain management KPIs, including supplier training coverage and rate of participation, supplier review coverage and rate of participation, and the proportion of suppliers using environmentally friendly materials and recycled packaging. In this way, we supervise and motivate suppliers to improve their sustainability management XPENG + 2021 Tier 1 Suppliers for EV Models in Production 376 Supplier Region 2021 Tier 1 Suppliers for EV Models in Production East China 199 South China 133 Central China 23 North China 6 Northeast China 5 Southwest China 9 Northwest China 1 ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

05 Protecting the Environment and Nature Ecology XPeng Inc. takes the initiative of using scientific and technological progress to advance carbon neutrality, actively responding to climate change, carrying forward the concept of sustainable development through all stages of product design, research and development, production, and operation, and striving for the sustainable development of the environment, economy, and society. 2.905 Photovoltaic power generation in November and December 2021 Million kWh 0.004 Energy consumption ratio Thousand kWh per Thousand RMB 153,125 Reclaimed water consumption m3 EXPLORER OF FUTURE MOBILITY ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

[Feature]Tackling Climate Change Through Green Transformation

Climate change is a shared challenge for all humanity. In 2021, China vigorously promoted carbon peaks and carbon neutrality, and the Party Central Committee and the State Council issued the Working Guidance for Carbon Dioxide Peaking and Carbon Neutrality in Full and Faithful Implementation of the New Development Philosophy, which required building a green manufacturing system and accelerating the development of green manufacturing industries such as New Energy Vehicles. As a full-stack advanced driver-assistance system research smart vehicle brand, XPeng Inc. takes the initiative in advancing development in a lower-carbon and more sustainable direction, promoting carbon neutrality through scientific and technological progress, becoming a leader and pioneer in the field of green mobility, and tackling climate change with practical actions.

We refer to the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) to disclose climate-related work plans and outcomes in four broad areas: governance, strategy, risk management, and target indicators.

XPENG +

Governance

The Company continues to improve ESG management so as to improve the Company's sustainable development governance, and achieve long-term sustainable development. Established under the Company Board of Directors, the ESG Task Force oversees, reviews and addresses sustainability-related policies, measures, and related performance targets, including issues related to climate change. The ESG Task Force reports regularly to the Board, and it meets at least twice a year to discuss ESG-related issues, including climate change issues. The ESG Task Force may also seek expert advice on climate change from outside experts when needed. At the same time, a climate change team (carbon neutrality working group) was set up under the authority of the company president's office. Dr. Brian Gu, Vice Chairman and President, leads the executive departments to carry out work related to the project.

Strategy

According to the classification established by Task Force on Climate-Related Financial Disclosures (TCFD), there are two main types of risks caused by climate change: (1) physical risks due to extreme weather or temperature rise, and (2) transformational risks arising from market, regulatory, policy and other changes in response to climate change. The company deeply understands both the risks and the opportunities brought on by climate change, and we shoulder the responsibility of using scientific and technological progress to advance carbon neutrality. We promote the combination of emerging technologies with green and low-carbon industries to address the risks and challenges brought on by climate change, striving to contribute to sustainable development.



Climate change risks and opportunities: identification and response

Risk/Opportunity Type	Possible Climate Change Risks and Opportunities to XPeng	Response
Laws and Policies Risks	As companies move forward with increasing global awareness of the risks posed by climate change and face increased climate change-related regulatory and disclosure requirements, it will become necessary for companies to meet more compliance requirements as they grow globally.	Set up carbon neutrality classes, tracking the dynamics of domestic and overseas regulations, and systematically sorting out carbon footprint and accounting, laying out a plan in advance to comply with carbon emission policy certifications in Europe and other overseas markets.
		Disclose sustainability reports on time and follow relevant disclosure standards.
Technical Risks	The general trend of low-carbon economic transformation has increased demand for low-carbon production, and may result in pressure to replace equipment in the short and medium term in order to meet new technology and process requirements.	Establish and improve the energy management system, implement online energy monitoring and analysis, and continue to promote emission reduction with the goal of continuously reducing energy consumption of a single vehicle.
	The market's push for low-carbon products will force companies to develop more low-carbon technologies and products, and increase related research and development investments.	Promote the reuse or dismantling and recycling of materials in order to reduce carbon production from raw materials. We also encourage the development and application of low-carbon alternative materials.
		Using low-carbon and lightweight parts.
Market Risks	The scarcity of non-renewable resources and energy is expected to increase the uncertainty of product cost and price, and the EV industry may face risks related to market acceptance and consumer choice in the medium and long term.	Actively develop alternative materials to reduce dependence on single energy sources or material resources.
	Increasing prices of traditional energy will also impose higher costs on production facilities and result in challenges for companies trying to access renewable energy.	Establishing projects to demonstrate carbon emission reduction, and develop and utilize clean energy sources, such as distributed photovoltaic power generation and high-voltage super charging.
	Climate change has made people more aware of the carbon footprint of electric vehicles throughout their entire life cycle, and companies need to do a good job of battery recycling, which may have a certain impact on finances.	

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ENVIRONMENTAL · SOCIAL · GOVERNANCE 86 ›

Risk/Opportunity Type	Possible Climate Change Risks and Opportunities to XPeng	Response
Risks From Extreme Weather	The business may not be able to operate normally due to extreme weather.	Formulated an emergency plan for extreme weather, combining weather forecasts and other information. Strengthen research into hidden dangers, and ensure the safety of factories, stores and other sites.
	Risks to the supply chain, causing production and delivery delays due to climate change, natural disasters, etc.	Real-time monitoring of the supply chain, timely search for alternative suppliers, assess the effect on production, delivery and finance under the worst-case scenario, and internally evaluate the impact on sales, production, delivery, finance and other departments in real time.
	Since the company's server is not on-site, if backup systems cannot obtain data in real time due to server failure related to extreme weather, it may not be possible to restore all of the data in time, resulting in data preservation risks.	Reasonable use of commercial insurance and related means to reduce the losses that may be caused by extreme weather.
Opportunities	The government actively promotes carbon peaking and carbon neutrality, and the new energy vehicle market has great room for development.	Long-term infrastructure conforming to the national carbon neutrality policy, integrating climate change into the whole life cycle of product design, procurement, production, sales and operation, seeking to design a "XPeng economic model" that can cope with climate change risks, while continuing to create low-carbon new energy vehicles that have consumer approval.
		Actively promote reduction of the carbon footprint resulting from the entire life cycle of electric vehicles and their industrial chain, creating a closed-loop of carbon emission reduction, and establishing a positive image of carbon neutrality in connection to XPeng Inc., thus creating long-term corporate and social value, and helping the brand to grow.

Risk Management

The Company has a well-established risk management framework and risk identification, assessment, and management process. Please refer to the **Improving Risk Management** section for details. In 2021, we incorporated climate change risks into our routine risk management, made efforts to identify, assess and respond to climate change risks, and reported the relevant matters to the Board of Directors. In view of the international, national and industry trends, we identified four major climate change risks and opportunities concerning the Company, including policy and law, technology, market and extreme weather. Based on the identified risks, the relevant departments of the Company assessed the impact of each risk under general and worst-case scenarios, developed alternative plans, and provided timely internal and external warnings.

Indicators and Targets

In November and December 2021, the 20.7 MW solar carport and roof power generation projects at the Zhaoqing production base were connected to the grid, and the photovoltaic power generation projects generated a total of 2.905 million kWh of electricity, equivalent to the reduction of 1,531 tonnes of CO_2 emissions, exceeding the initial target of 1,200 tonnes.

Going forward, we will systematically promote carbon neutrality, set short-, medium- and long-term carbon reduction targets, and steadily advance climate change management with regular target reviews and optimization. We develop carbon reduction measures for Scope 1, Scope 2, and Scope 3 to reduce life-cycle carbon emissions. For Scope 1, our manufacturing plants and business vehicles use almost no fossil energy such as gasoline or diesel; for Scope 2, we will keep promoting the construction and operation of photovoltaic projects, which are expected to satisfy 10% of the industrial electricity demand of the Zhaoqing plant. In the meantime, we promote energy conservation in offices to reduce carbon emissions from electricity use. For Scope 3, we limit unnecessary business trips to reduce carbon emissions from employee travel.

XPENG +


ZHAOQING

< 87 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 88 >

5.1. Environmental Management The Company complies with the Environmental Protection Law of the People's Republic of China, the Law of the People's Republic of China on the Prevention and Control of Air Pollution, the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, and other laws and regulations. Taking the principles of "putting compliance and safety first; keeping pollution and contamination the lowest; and keeping improvement and enhancement uninterrupted" as the guidelines for ensuring environmental and occupational health and safety, the Company makes continuous efforts to improve the environmental management system, strengthen environmental supervision and reviews, raise the awareness of environmental protection, and solidify the foundation of environmental management. The Zhaoqing plant has established a triple-layered management structure for safety and environmental protection. The three layers of the management system, i.e. decision-making, organization and implementation, each carries a unique responsibility and works together to advance environmental management. In 2021, the Zhaoqing production base successfully passed the stage 1 audit of ISO 14001 certification. XPENG + 01 Conducting internal environmental audit In accordance with the internal audit plan of the environmental and occupational health and safety management system and the requirements of the Internal Audit Management Procedures, we carried out the internal audit of the environmental and occupational health and safety management system. All our departments took active steps to rectify the problems exposed during the inspection, compared the results of rectification to avoid the recurrence of similar problems, and completed the Audit Report of the Environmental and Occupational Health and Safety Management System. 02 Strengthening the control of sudden environmental pollution accidents We set up an Environmental Emergency Response Team to strengthen the prevention management and rapid and effective treatment of sudden environmental pollution accidents. At the same time, we organize regular education and training programs in the Company as well as annual emergency drills and reviews to improve the preparedness against sudden environmental pollution accidents and effectively prevent and control environmental pollution accidents. 03 Raising the awareness of environmental protection We organize training on environmental laws and regulations, pollution prevention and control and other related subjects to boost the environmental awareness of our employees. In 2021, we organized one training session on environmental laws and regulations and standard procedures for hazardous waste treatment, and one training session on the safety knowledge of hazardous chemicals, which were participated by over 2,000 employees, with a 98% participation rate of relevant personnel. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

5.2. Green Operation XPeng integrates the concept of ecological conservation into the whole process of product design, material selection, manufacturing and office operation, strives to reduce carbon emissions throughout the product life-cycle, and promotes the green and low-carbon transition and clean production of the automotive industry. At the same time, we earnestly implement the environmental impact assessment and "three simultaneous" (simultaneous design, simultaneous construction and simultaneous operation of pollution control facilities with the main structure) systems for all new construction, renovation and expansion projects to reduce the impact of production activities on the ecological environment. XPENG + 5.2.1. Creating Green Products R&D of green technologies The Company is actively engaged in the R&D of green technologies, giving consideration to the environmental features of products as early as in the design stage. We have also reduced the energy consumption of the whole vehicle by improving wind resistance control, boosting the efficiency of the electric drive system, and controlling low-voltage power consumption. 01 Reducing the energy consumption of the whole vehicle Based on the two vehicle manufacturing platforms, David and Edward, the Company adopts advanced heat pump system, low wind resistance, ultra-low rolling resistance wheel tires and other industry-leading energy-saving technologies to reduce the energy consumption of the vehicle, and the cruising range is at the leading level of the same class of vehicles. 02 Super charging technology We are planned to start mass production of 800V high-voltage SIC platform, which allows 200km of range with only five minutes of charging, and raises the maximum efficiency of the electric drive by over 95%, giving a notable boost to the efficiency of energy use. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

Using green materials

Committed to promoting sustainable production, we have endeavored to reduce the adverse impact caused by the use of materials on the environment by taking measures at the source, including the R&D and application of green materials and control of hazardous substances, etc.

XPENG +

01
Developing low-carbon materials

We are actively engaged in the development of low-carbon materials and the building of technology reserve, and explore technology solutions for carbon emission reduction together with mainstream international material suppliers.

02
Promoting sustainable material utilization

We take active steps to promote the use of sustainable materials. The XPeng fleet has achieved a material reuse rate of over 90% and a material recycling rate of over 97%, much higher than what is required in the Management Requirements for Hazardous Substances and Recycling Rate of Automobiles issued by the Chinese Ministry of Industry and Information Technology.

03
Controlling the utilization and recycling of hazardous substances

We exercise target-based control over the hazardous substances and recycling rate of whole vehicle products in accordance with the Measures for the Compliance Management on Prohibited Substances and Recycling, under which the management of hazardous substances must comply with the standards prescribed in the Requirements for Prohibited Substances in Automotive Products. In addition to the requirement that each homogeneous material constituting automotive parts must meet the requirements of the national standard GB/T 30512 Substances Prohibited in Automotive (the content of lead, mercury, hexavalent chromium, polybrominated biphenyls, and polybrominate ddiphenyl ethers shall not exceed 0.1%; and the content of cadmium Cd shall not exceed 0.01%), we have added new requirements including no traceability of asbestos substances, no more than 0.1% of o-benzene substances, no more than 0.1% of azodicarbonamide, total prohibition of leaded solder in electronic products and minimum use of leaded solder in other parts. Through the construction of a comprehensive control system for prohibited substances, we have established all-round control over the use of materials for parts and whole vehicles to ensure that the environmental compliance of our vehicles and gradually reduce and replace prohibited substances.

04
Using green packaging

Through improved packaging processes, we have replaced the original wooden frame packaging with recyclable turnover iron frame to reduce the input of disposable cartons and wooden boxes. In 2021, the Company helped two suppliers improve their packaging, saving some 45 large cartons and 6 wooden boxes per day. Going forward, we will encourage another 50 suppliers to make similar improvements. During the reporting period, a total of 2,472 cartons and 115 wooden boxes were saved.



Before: cartons



After: recyclable circulation boxes

‹ 93 ENVIRONMENTAL · SOCIAL · GOVERNANCE

Environmental Performance Indicators	Unit	2021
Packaging material usage	Tonnes	26
Density of packaging material usage[1]	Tonnes/1,000 RMB	1.2×10^{-6}

Promoting battery recycling

The Company has established a complete process for the management of waste power battery recycling, conducted management of scrap batteries from pilot testing, production and after-sales/customers, explored the cascade utilization and recycling of batteries, and worked with third parties on battery recycling and disposal. As for the scrap batteries produced by after-sales/customers, when the customer's vehicle arrives at the after-sales service center, our official technician will conduct a professional diagnosis, dismantle the batteries that reach the end-of-life conditions, and upload battery data into the internal information management system and traceability management system. The batteries will be transferred to a professional warehouse for temporary storage in accordance with the relevant transportation requirements, before being recovered by qualified suppliers for recycling.

In 2021, the Company delivered 98,155 vehicles, 3.6 times the figure in 2020. The Company's low-carbon products available for sale accounted for 100% of total deliveries. According to the China Automobile Low Carbon Action Plan (CALCP) Research Report (2021) released in July 2021 by a professional agency of the automotive industry, the life-cycle carbon emissions of XPeng's G3 and P7 models are 21% and 26% lower than those of fuel vehicles of the same class. Compared to conventional gasoline vehicles, the electric vehicles delivered by XPeng in 2021 will reduce CO2 emissions by approximately 1 million tonnes over their entire life cycle.

Model	G3i	P5	P7
NEDC mileage (km)	460/520	460/510/550/600	480/562/586/670/706



Note: 1 Unless otherwise specified, all density indicators including packaging material, energy and emission in this Report are calculated with the operating revenue (1,000 RMB) as the denominator.

ENVIRONMENTAL · SOCIAL · GOVERNANCE 94 ›

5.2.2. | Boosting Resource Efficiency

In 2021, the Company vigorously promoted the use of renewable energy, actively explored the recycling of resources, raised the efficiency of resource utilization, and endeavored to create a resource-conserving and environment-friendly enterprise.

| Energy consumption |

The Zhaoqing production base adopts LED lamps for lighting, and uses photovoltaic street lights in certain sections. The coating plant reduces energy consumption in production by aligning equipment start-up/shutdown with the production plan, optimizing the temperature of the electrophoresis oven, and setting requirements for the use of air conditioning. The energy consumption per vehicle is down by 50% compared to the beginning of the year. In 2021, we saved 165,000 kWh of electricity through management, technical improvement and other means, equivalent to cutting 87 tonnes of CO_2 emissions. We aim to constantly promote the construction and operation of photovoltaic power generation projects in the future, explore the utilization of clean electricity such as green electricity, and gradually improve the energy use efficiency, and reduce per unit energy consumption.

| Water consumption |

XPeng attaches high importance to the conservation and comprehensive use of water resources. We have introduced advanced reclaimed water recycling technologies to recycle air-conditioning condensation water, cooling tower drainage, and concentrated water of reverse osmosis (RO) membrane in electroplating stations; meanwhile, recycling water is used in cooling towers, boosting the recycling rate of cooling tower industrial water to 96%. In 2021, the Company consumed 424,275 m^3 of water, including 153,125 m^3 of recycled water (wastewater recycling).
Our goal is to reduce fresh water consumption and decrease wastewater discharge in the future by increasing the use of recycling water, etc. We are committed to reaching the lead level in the industry in per unit water consumption.

XPENG +



Environmental performance indicators[1]	Unit	2020	2021
Total energy consumption[2]	1,000 kWh	44,485	88,717
Total cost of energy consumption	million RMB	21.0	50.4
Energy consumption density	1,000 kWh/1,000 RMB	0.008	0.004
Direct energy consumption[3]	1,000 kWh	13,983	32,395
Gasoline consumption	1,000 kWh	19.9	De minimus
Diesel consumption	1,000 kWh	60.1	De minimus
LNG consumption	1,000 kWh	13,903	29,490
Photovoltaic power generation	1,000 kWh	/	2,905
Indirect energy consumption	1,000 kWh	30,501	56,322
Power consumption[4]	1,000 kWh	30,501	56,322
Total water consumption	m^3	253,697	424,275
Total water consumption density	m^3/1,000 RMB	/	0.02
Municipal water consumption	m^3	204,239	271,150
Underground fresh water	m^3	0	0
Surface fresh water	m^3	0	0
Circulating water consumption	m^3	49,458	153,125

Notes:
1. The scope of environmental data collection covers XPeng's headquarters and Zhaoqing site.
2. The conversion coefficients between different energy sources are based those given in the General Rules for Calculation of the Comprehensive Energy Consumption (GB/T 2589-2020).
3. According to HKEX's Environmental, Social and Governance Reporting Guide, the total direct energy consumption includes the amounts of non-renewable fuels (such as gasoline, diesel, natural gas, etc.) and renewable energies (generated from renewable sources such as geothermal, wind, solar, hydraulic and other energies).
4. Electric power consumption is the amount of electric power consumed except photovoltaic electric power.

< 95 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 96 >

5.2.3. | Strengthening the Management of Waste Discharge and Emissions

The Company complies with laws and regulations such as the Law of the People's Republic of China on Environmental Protection, the Law of the People's Republic of China on the Prevention and Control of Air Pollution, the Law of the People's Republic of China on the Prevention and Control of Water Pollution, and the Law of the People's Republic of China on the Prevention and Control of Solid Waste Pollution, and has established internal systems such as the Environmental Protection Management Procedures and the Procedures for Control and Management of Hazardous Wastes to strengthen the management of waste discharge and emissions and improve pollution prevention and control.

| Wastewater discharge management |

The Company has set up a sewage treatment station to receive production wastewater from the workshops and domestic sewage of the whole plant. The sewage is treated to meet the standards through a series of physical, chemical and biochemical processes before being discharged.

In order to effectively fulfill our obligation of environmental protection, we have taken the initiative to accept public supervision and regularly entrust qualified third parties to carry out wastewater, exhaust gas and groundwater monitoring, and the monitoring results have all met the standards. In the past three fiscal years, we have not incurred any significant fines (over $10,000) related to environmental or ecological issues.

| Exhaust emission management |

XPENG +

01
Welding workshop

We use high-efficiency filter dust collectors to absorb smoke and dust, realizing a dust removal efficiency of 99%. We have installed a mobile welding fume purifier to purify the welding fume exhaust gas, absorb dispersed carbon dioxide, and release the purified gas into the workshop. This system has been effective in improving the air quality of the work environment and reducing the emission of exhaust gas and other pollutants.

02
Paint workshop

We have adopted the membrane technology in pre-treatment. Without the need of heating, the upgraded process reduces energy consumption by more than 25% and waste paint residue by about 94%; Liquid Applied Sound Damping (LASD) is used in the damping board, which is lighter than the traditional asphalt-based damping board and reduces weight by 20%-30%; the application of B1B2 primer-free spraying process reduces the amount and emission of organic pollutants at the source, lowering emissions by 15% compared to the volatile organic compounds (VOCs) in the traditional process; in addition, we have adopted the most advanced "Regenerative Thermal Oxidizer (RTO)" device in the industry, enabling full incineration and decomposition of the organic pollutants in the exhaust gas. With a 95%+ removal rate, the device is effective in purifying organic pollutants.

03
Paint plant

We have reduced VOCs emission by controlling the consumption of cleaning solvents, reducing the frequency of robotic color change cleaning, optimizing process parameters and simulation procedures, etc.

In 2021, XPeng's Zhaoqing site emitted 0.5 tonnes of sulfur oxides and 1.3 tonnes of particulate matter. Our goal is to reduce per unit nitrogen oxide emissions[1], sulfur dioxide emissions and particulate matter emissions, and strive to reach the lead level in the industry in the future.



Note: 1. In this report, all calculations of future per unit emissions are made using revenue as the denominator.

< 97 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 98 >

Waste management The Company has established internal management systems such as the Environmental Protection Management Procedures and the Procedures for Control and Management of Hazardous Wastes to exercise waste control throughout the process of sorting, collection and transportation; we have established a solid waste system platform to ensure proper disposal of waste by applying for waste transfer on the platform and entrusting a qualified third party to treat the waste. Our goal is to continuously reduce per unit disposal of both hazardous and non-hazardous waste generated in the manufacturing process and constantly improve the level of waste management in the future. 01 Sorting and collection We conduct monthly inspection of the classification of hazardous waste in the workshops to avoid mixing domestic waste and industrial waste into hazardous waste. 02 Well-organized transfer We have signed disposal contracts with qualified third-party hazardous waste disposal organizations, and prepared hazardous waste management plans, which are uploaded to the environmental supervision information platform of Guangdong province for solid waste. We have also established hazardous waste transfer forms and entry and exit records, and cleaned up hazardous waste in accordance with the Measures for the Management of Hazardous Waste Transfer to ensure compliance with laws and regulations. 03 Recycling Liner bags are inserted inside the paint buckets. Through measures such as empty bucket recovery and recycling, and drying and treatment of paint residue, the per-facility hazardous waste generation of the paint plant continues to drop. XPENG + ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

Noise control

In the plant area, we try to use low-noise equipment, and keep equipment that generates enormous noise such as air compressors inside a building to reduce their noise through the sound insulation of the building; we apply full-line sound insulation closure systems made of sound-absorbing materials in the press workshop; we have also put up a green belt in the plant compound by planting trees and low shrubs in the greening areas to absorb and reduce noise.

XPENG +



Note:
1. The scope of environmental data collection covers XPeng's headquarters and Zhaoqing site.
2. Nitrogen oxides, sulfur dioxides, and particulate matter emissions were from direct emissions of the factory manufacturing process.
3. GHG emissions (scope 1) are derived from fuel consumption of stationary sources (e.g., LNG). The emission factor of LNG is based on the Accounting Methods and Reporting Guidelines for Corporate Greenhouse Gas Emissions of Other Industrial Sectors published by the National Development and Reform Commission of the People's Republic of China on July 6, 2015.
4. GHG emissions (scope 2) are derived from the consumption of purchased electricity. The emission factor of purchased electricity is based on the Notice on the Priority Work Related to the Management of Greenhouse Gas Emission Report of Enterprises in 2022 issued by the Ministry of Ecology and Environment (HBQHH [2022] No. 111).
5. GHG emissions (scope 3) statistics are derived from the air travel of employees for business purposes. Its value is calculated based on the calculation method of CO_2 emissions from air travel established by the International Civil Aviation Organization (ICAO), a subsidiary of the United Nations.
6. The scope of hazardous waste disclosure is cited from the National Catalogue of Hazardous Wastes (Version 2021) published by the Ministry of Ecology and Environment of the People's Republic of China.

< 101 ENVIRONMENTAL · SOCIAL · GOVERNANCE

Environmental data[1]	Unit	2020[7]	2021
Nitrogen oxide emissions[2]	Tonnes	0.7	2.4
Sulfur dioxide emissions	Tonnes	/	0.5
Particulate matter emissions	Tonnes	/	1.3
VOCs in exhaust gas	Tonnes	/	7.2
Total discharge of industrial wastewater	Tonnes	/	116,190
COD in industrial wastewater	Tonnes	/	2.3
BOD in industrial wastewater	Tonnes	/	0.6
Nitrogen ammonia in industrial wastewater	Tonnes	/	0.1
Total nitrogen in industrial wastewater	Tonnes	/	1.0
Total emissions of greenhouse gases	Tonnes of CO_2	28,614	42,484
GHG emission density	Tonnes of CO_2 / 1,000 RMB	/	0.002
GHG emissions (scope 1)[3]	Tonnes of CO_2	2,801	5,892
GHG emissions (scope 2)[4]	Tonnes of CO_2	24,529	32,723
GHG emissions (scope 3)[5]	Tonnes of CO_2	1,283	3,869
Total waste generated	Tonnes	/	13,066
Hazardous waste generated[6]	Tonnes	/	1,071
Hazardous waste density	Tonnes / 1,000 RMB	/	5.1×10^{-5}
General industrial solid waste generated	Tonnes	/	11.409
Domestic waste generated in office areas	Tonnes	/	586
Non-hazardous waste generated	Tonnes	/	11,995
Non-hazardous waste density	Tonnes / 1,000 RMB	/	0.0006
Total amount of waste used/recovered/sold	Tonnes	/	11,270

ENVIRONMENTAL · SOCIAL · GOVERNANCE 102 >

06 Care for Employees, Gathering Power for Sustainable Growth A high-quality workforce is the foundation of a sustainable business. The Company places the development and management of the workforce high on its agenda, fully respects the rights and interests of employees, and provides a reasonable package of compensation and benefits and diverse promotion channels to help employees develop a promising career. We have built a sound talent training system to share the fruits of development with employees; provided a safe and comfortable work environment with improved safety and security measures; and acted on the vision of green and low-carbon growth to create a sustainable future together with our employees. EXPLORER OF FUTURE MOBILITY Total number of Training hours per employee Total charity detonations during the year Nearly 13,978 employees 21.5 hours 17 million RMB 10 3 ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

6.1. Employee Growth Talent is the core competitiveness of a growing enterprise. XPeng values the contribution of every employee. We protect the legal rights and interests of employees, improve the compensation distribution and performance assessment system, provide employees with multi-layered welfare protection and ensure their occupational health and safety, and establish an open and democratic communication platform to boost employees’ happiness and motivation.
6.1.1. Protecting Employees’ Rights and Interests
The Company complies with the Labor law of the People’s Republic of China , pursues a fair and non-discriminatory employment policy, and respects international rules on human rights. We have established a sound compensation and welfare system, opened up channels for communication with employees, and taken multiple steps to protect employees’ private information and ensure their basic rights and interests.
Equal employment
The Company strictly abides by national and local laws and regulations, and has established clear recruitment standards and processes consistent with the law. We do not set up different standards for job applicants based on gender, age, race, nationality, religious beliefs and other social or personal factors, and give all employees and candidates equal work opportunities according to the law. We also require our suppliers and partners to comply with relevant laws, regulations and terms.
In terms of overseas recruitment, we strictly comply with the local compliance requirements on employment. We have signed labor contracts consistent with local laws, and purchased and paid for local benefit schemes for our local employees. The Company respects and protects the legal vacation rights of employees, and all local employees are entitled to legal vacations according to the laws and regulations applied in their place of work. The Company is committed to hiring local employees in overseas recruitment, and the percentage of local employees is up to 50% in our overseas operations.
The Company opposes acts of discrimination and harassment in all forms, prohibits physical, psychological or verbal harassment and humiliation of others, and commits to providing a work environment free from any form of harassment, abuse or corporal punishment. In case of violation of this policy, all personnel can report to the Company through the grievance procedure, and those confirmed to have committed such acts will be subject to appropriate disciplinary action. During the reporting period, the Group had zero incident of discrimination and harassment.
In the fourth quarter of each year, the Company launches human resources planning for the following year. The final human resources plan is formulated taking into account the business planning of each department, and serves as a recruitment plan to guide the recruitment process. Meanwhile, human resources are reasonably allocated to support the work of business departments. In 2021, the Company set up its own talent pool to send needed professionals to various lines of business; and launched a company-wide talent movement mechanism to tear down the barriers and facilitate the movement of personnel between different departments. All these efforts are aimed to provide employees with a broader platform for career development and stimulate the energy of the organization. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

	Unit	2020	2021
Total number of employees (full-time)[1]	Person	5,084	13,978
Number of part-time / internship employees	Person	/	1,166
Increase in full-time employees	Person	1,369	8,894

	Unit	2020	2021
Number of workers with disabilities	Person	41	50[2]

	Unit	2021
Percentage of female employees in all management levels	%	11.9%
Percentage of female managers in revenue-generating functions (such as marketing)	%	9.6%

XPENG +



Note:
1. This report uses the full-time employees data when calculating employee-related data including the percentage of employees by gender, employment category, age, region, and the employee turnover rate, etc. The number of part-time/internship employees are not included.
2. 46 of them are labor dispatchers and 4 are regular employees.
3. 120 overseas employees are not identified by gender in 2021 due to the requirements of employee privacy in some overseas regions, and therefore not included in the calculation.
4. 272 overseas employees are not identified by age in 2021 due to the requirements of employee privacy in some overseas regions, and therefore not included in the calculation.

< 107 ENVIRONMENTAL · SOCIAL · GOVERNANCE



Percentage of employees by gender[3]	Unit	2020	2021
Male	%	81.7%	79.6% (11,036 people)
Female	%	18.3%	20.4% (2,822 people)



Percentage of employees by employee category	Unit	2020	2021
Average employees	%	95.9%	89.6% (12,529 people)
Middle management	%	3.8%	10.2% (1,425 people)
Senior management	%	0.3%	0.2% (24 people)



Percentage of employees by age[4]	Unit	2020	2021
Under 30 years old	%	/	46.6% (6,389 people)
30-49 years old	%	/	53.1% (7,278 people)
Above 49 years old	%	/	0.3% (39 people)



Percentage of employees by region	Unit	2020	2021
Chinese mainland	%	98.0%	97.8% (13,676 people)
Hong Kong, Macao and Taiwan and other regions	%	2.0%	2.2% (302 people)

ENVIRONMENTAL · SOCIAL · GOVERNANCE 108 >

XPENG
Note:
1. Employee turnover rate = the total number of departing employees in 2021/ (total number of employees at the end of 2021 + total number of departing employees) * 100%. Employee turnover rate by category = the number of departing employees in that category/ (total number of employees at end of period in that category + total number of departing employees in that category) * 100%.
2. 6 departing employees are not identified by gender in 2021 and therefore not included in the calculation.
3. 27 departing employees are not identified by age in 2021 and therefore not included in the calculation.
Employee turnover rate¹ Unit 2021
Total employee turnover rate % 17.5%
Employee turnover rate by gender2 Unit 2021
Male % 17.2%
Female % 18.9%
Employee turnover rate by age3 Unit 2021
Under 30 years old % 19.2% 30-49 years old % 16.2% Above 49 years old % 11.4%
Employee turnover rate by region Unit 2021
Chinese mainland % 17.7%
Hong Kong, Macao, and Taiwan % 0%
109 ENVIRONMENTAL SOCIAL GOVERNANCE
ENVIRONMENTAL SOCIAL GOVERNANCE 110

Employment Compliance During our business operations around the world, we support the Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, the international labor standards of the International Labor Organization (ILO), the autonomous principles on safety and human rights and other international norms related to human rights, and undertakes to properly understand and appreciate human rights issues, respect the cultures, customs and languages of various countries and regions, and strive to maintain coordination with the international and regional communities while conducting business activities. The Company prohibits the employment of child labor and does not use products or services provided by any enterprise that employs child labor. The Company undertakes not to engage in forced or compulsory labor, and not to force employees to work against their will under any circumstances, and employees who work overtime voluntarily and as needed will receive the appropriate pay or benefits in accordance with the law. For employees in important positions above a certain level or in positions of specialized fields, the Company conducts due diligence on them before they join the company, incorporates human resources review into the risk management process, and regularly verifies the compliance of employment to eliminate the wrongful recruitment of child labor and forced or compulsory labor. In the event of any of the circumstances above, the Company will immediately stop the relevant act and handle it in accordance with laws, regulations and relevant requirements. Since the establishment of the Company, there have been no violations of employment laws and regulations or related guidelines in the place of operation, and no incidents of child labor, forced or compulsory labor. Human resources review process 01 Step 1 Checking the basic information of the candidate, their relationship of employment, and the possibility of peer competition during the recruitment process. 02 Step 2 Conducting anti-fraud compliance inquiries on certain personnel in accordance with the compliance requirements of the Enterprise Anti-Fraud Alliance (EAFA) to rule out the adverse factors of the personnel concerned. 03 Step 3 Carrying out multiple rounds of interviews to review and assess the candidate's qualifications from both business and human resources perspectives. 04 Step 4 Conducting background checks on certain personnel through professional third-party investigation companies to strictly control the risks of employment. 05 Step 5 Setting up a rigorous process for recruitment approval, involving multiple parties and levels, to ensure that the recruitment meets the Company's requirements, and brings no significant risks. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

Compensation and welfare The Company continues to improve its compensation and welfare system. We provide employees with market competitive salaries and a multi-level welfare system to improve their quality of life and enhance their sense of belonging. XPENG 01 Annual medical checkups We provide full-time employees/advisors who have joined the Company for six months or more with medical checkup packages in China that meet industry standards, and provide employees with a variety of items at better-than-market prices to meet their own upgrade needs. Meanwhile, we provide better-than-market plans and prices for employees' spouses, children, and parents, which the employees can purchase on their own. 02 Supplementary commercial insurance Every year, we purchase four major types of commercial insurance for all employees, including term-life insurance, critical illness insurance, accident insurance, and medical insurance, and also provide better-than-market plans and prices for employees' spouses, children and parents, which the employees can purchase on their own. 03 Overseas business travel insurance We purchase overseas business travel insurance for employees on short-term overseas business trips to provide 24/7 insurance coverage for employees during business trips. Democratic management We actively promote democratic management, provide diversified communication channels, encourage employees to provide timely feedback, listen to their suggestions on all aspects of the Company, and improve employee satisfaction in all aspects. Public communication channels All-staff emails, information portal of the office system, official WeChat public account, subscription account, topic group, offline culture wall, bulletin board, etc. Private communication channels Emails, direct communication on internal instant messaging platform, and appeal communication through HR Business Partner (HRBP) and Employee Assistance Program (EAP) communication channel. Employee privacy protection The Company attaches importance to the protection of employees' privacy. In order to protect the personal information of all employees, in addition to the privacy protection and information security systems formulated by the Group, we also strengthen the protection of employee privacy in aspects such as information audit mechanism, data confidentiality classification and employee behavior. For example, we have established an audit mechanism based on batch access to employee information to prevent leakage of personal information; continuously optimized the "Measures on Data Disclosure Management", adding "personnel files, payroll, and human resources information" that may involve employee privacy to the list of "encrypted data and information"; strengthened the management of employee behavior, formulated the "Employee Code of Conduct", and imposed disciplinary sanctions on confirmed violations of employee privacy. In FY2021, there was no disciplinary action taken in the Company for violation of privacy protection and information security regulations. In 2021, XPeng conducted an employee satisfaction survey on the Company's organizational competence in the three dimensions of employee engagement index, organizational competence and health index and motivation drivers by sending questionnaires to all full-time employees. The survey returned with notably higher scores for all the indicators compared to 2020, i.e. 9.8 points higher for the employee engagement index, 7.7 points higher for the organizational competence index and 8.1 points higher for motivation drivers. This upward trend shows the full recognition of the Company's organizational competence by the employees. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

6.1.2. Support for Employee Development The Company regards talents as an important source of business development. We continue to expand and strengthen its workforce by attracting, motivating and retaining valuable talents through diversified training contents, proper incentives and career promotion channels. Performance-based incentives The Company attaches great importance to the value of talents and continuously improves the performance appraisal mechanism to stimulate the energy of employees. We regularly assess the performance of our active full-time employees, and apply the assessment results to compensation adjustment, promotion, and the distribution of bonuses and options, etc., to better exert the initiative of employees and increase employee motivation. In 2021, we executed the long-term incentive plan for employees with a package of cash and stock. We aligned the compensation adjustment windows to the timings of promotion and performance assessment, and opened an additional stock incentive window in the middle of the year to ensure the effectiveness of long-term incentives. XPENG Promotion channel The Company has established a standardized ranking system and promotion mechanism. In 2021, we set a promotion window in both halves of the year to provide upward paths for our employees and grow together with them. During the promotion period of the annual promotion window, all employees can take part through nomination or self-recommendation, and they will be reviewed comprehensively for their moral values, performance, competence, and other qualities. Members of the judging panel come from the participants' business lines and the HR department to ensure that the promotion process is fair, just, and open and the results are authoritative and valid, so as to balance the development of all employees with the motivation of outstanding professionals. XPeng Music Festival ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

[Feature] Growth and Change, Empowering Life in Workplace

A sound training system provides a solid foundation for XPeng to build its own high-quality workforce. Under the "XPENG" critical talent training system, we provide systemic training, certification, and work opportunities for mentors/instructors in light of the Company's future strategy, business development and needs. We have developed and introduced management, professional and general courses, and established diversified training models combining online and offline lectures to support employees' development.

XPENG +



HUANGPU
TRAINING CAMP
2022届校招生
黄埔训练营
XPENG
G计划 · 黄埔训练营

Plan	Coverage	Content	Number of participants and duration
Plan X	Management board	• The trainees will receive an update on the Company's strategic information and take training courses on leadership.	• 499 participants, 5,468 hours
Plan P	Middle-level employees	• Leadership training based on competency models and internal and external comprehensive assessment provided to middle-level employees, including new recruits, newly promoted staff, future leaders, and active employees.	• 983 participants, 6,274 hours, 4 sessions organized in total in 2021
Plan E	Primary-level employees	• Training related to management skills and professional skills based on competency models and internal expert evaluations.	• 2,414 participants, 8,472 hours
Plan N	All employees	• Targeted thematic training on culture, strategic vision, industry trends, technology development, business management, team management and self-management in light of the Company's business development strategy.	• 4,600 participants, 1 hour per person, 4,600 hours in total, 49 sessions organized in total in 2021
Plan G	Campus hires, experienced hires, and front-line employees	• Training for experienced hires: targeting experienced hires joining the Company for less than 1 month, covering culture and company recognition, system compliance, product awareness, workplace enhancement and tour of smart manufacturing workshops. • Training for campus hires: a series of training for fresh graduates.	• Training for experienced hires: 3,000 new recruits in the headquarters, 10 hours (online training included) per person, 30,000 hours in total, 15 sessions organized in total in 2021. • Training for campus hires: 926 participants, 37,040 hours in total, 5 sessions organized in total in 2021

< 117 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 118 >

10,133 The number of employees received training in 2021 People 72.5% Percentage of employees trained 21.5 Training hours per employee 8.31 Total investment in training Million RMB 820 Investment in training RMB per employee Employee training Unit 2020 2021 Percentage of employees trained % 21.7% 72.5% Average training hours completed Hours 3.8 21.5 per employee Percentage of employees trained Unit 2020 2021 by gender Male % / 74.7% Female % / 66.7% Percentage of employees trained by employee category2 Unit 2020 2021 Senior management % / 100% Middle management % / 82.6% Primary-level employees % / 71.3% Average training hours completed by gender3 Unit 2020 2021 Male Hours 3.8 19.9 Female Hours 3.8 22.3 Average training hours completed Unit 2020 2021 by employee category4 Senior management Hours 6.0 17.8 Middle management Hours 31.1 32.8 Primary-level employees Hours 2.4 32.0 Notes: 1. The percentage of employees trained by gender = the number of employees trained by a certain gender / the total number of employees of that gender*100%, 5 trained employees are not identified by gender and not included in this calculation. 2. The percentage of employees trained by employee category = the number of employees training by a certain employee category/ the total number of employees at that employee category*100%. 3. The average training hours by gender = the total training hours of employees of a certain gender/ the total number of employees of that gender. 4. The average training hours by employee category = the total training hours of employees of a certain employee category / the total number of employees of that employee category. ENVIRONMENTAL SOCIAL GOVERNANCE

6.1.3. Occupational Health and Safety The Company attaches great importance to the safety and occupational health of employees, complies with production safety laws and regulations, improves the internal mechanism for production safety management, and sets clear goals on production safety. We pay attention to the production safety education of employees, provide them with diverse forms of consulting services, and make active efforts to create a safe workplace environment to protect employees' occupational health. 19 Investment in production safety Million RMB Ensuring production safety We comply with the Safe Production Law of the People's Republic of China, the Law of the People's Republic of China on the Prevention and Control of Occupational Diseases, as well as other laws, regulations, and policies. In our operation, we take safety as an essential component of production, business and territorial management. We have established a three-tiered safety management structure with clear division of responsibilities, and formulated 28 normative documents on production safety according to the requirements of the ISO 45001 safety management system to coordinate the work of production safety. The Company's safety management covers the whole value chain of research, production, supply and sales. Through mechanisms such as the semi-annual safety and health committee meeting, monthly president's regular meeting on quality and safety, and monthly meeting of the safety system, we aim to ensure timely sharing of safety information among departments, address the important and difficult issues in the field of safety and raise the level of safety management. At the same time, we have linked the safety performance of executives/responsible persons with their compensation to give them greater motivation in implementing safety management. In 2021, the Company formulated the Production Safety Management Measures, updated five basic documents including the Management Measures for the Production Safety Responsibility System, the Management Measures for the Education and Training on Safety and Health, the Reward and Punishment System for Production Safety and the Safety Accident Management System, reviewed and clarified the production safety responsibilities of each department according to the requirements of the Production Safety Law of the People's Republic of China, and organized a pilot event for the management staff of the plant to report their work in ensuring production safety. In the past three years, the Company had no case of work-related fatalities. In 2021, we have achieved 100% of the original safety goals for 2021, with 0 accidents at Level 2 and above , and 0 occupational disease case; our employees lost a total of 371 working days due to minor (slight) work injuries. Safety Committee The president of the Company serves as the committee's chairman, and the heads of departments serve as its members Safety Management Office General Manager, Deputy General Manager of Quality and Safety Center and Director of Quality System Department Business Departments Full-time or part-time safety management institutions and personnel Main duties Coordinate the work of safety management Main duties Plan and implement the specific safety management measures Main duties Carry out independent safety management within the department Note: 1. The level 2 accident refers to an accident that causes serious injury or major vehicle damage. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

Preventing safety risks XPENG 01 Graded risk control We have identified 11 important hazards at the company level and 32 important hazards at the department level. For these important hazards, we have designated responsible persons, formulated control plans, and put out hazard signs. We also organize regular review and inspection of important hazards to strengthen the capability of risk control. 02 Production safety inspections We carry out safety inspections on a day-to-day basis and also special safety inspections (on electrical, mechanical, thermal combustion and explosion, batter y, occupational health, etc.). We have uncovered 7,094 hidden risks, with a 100% correction rate. 03 Emergency management system We have put in place a three-tiered emergency management system, with the emergency response team of each plant at the first level, the Company's safety and environmental protection department at the second level, and the local fire departments at the third level. Together, they form a joint rapid response and emergency rescue system. 04 Occupational health checkups for employees All employees in occupationally hazardous positions are informed of their occupational hazards, and employees are given pre-employment, on-the-job and oi E-the-job checkups. As of now, we have established 1 ,423 occupational health checkup files, and 436 on-the-job and 516 oi E-the-job checkup records. Occupational health checkups are provided throughout the employees' career so that they can receive ei Eective and timely knowledge of their health conditions. Safety training The Company takes safety as its lifeline, and formulates a safety training plan at the beginning of each year. Through the "Peng-Learning" online platform and offline courses, we provide employees with various forms of safety and health training, including training on the three-tiered safety system, training on safety certification for middle and senior managers, safety responsibility training, hazardous training, traffic safety training and fire rescue training, to enhance the employees' safety awareness and preparedness for emergencies. 01 Safety responsibility training We provide safety responsibility training for all department, division, and section chiefs, and organize safety training and education for squad members. We also sign statements of production safety responsibility and letter of commitment on production safety with employees to help them better understand the relevant regulations and their duties. As of now, a total of 2,755 employees have participated in the training. 02 Training on non-routine operations We organize and conduct safety identification and evaluation of non-routine operations, strengthen risk control of non-routine operations, and enhance employees' safety awareness and self-protection ability during operations. 03 First-aid training We work with the Red Cross Society to carry out occupational health and first-aid training for our employees, and 25 of them have obtained emergency rescue certificates through the training; the Company's medical service department also organizes first-aid training for squad leaders, which has been participated by more than 120 employees. 287,414Person-hours 38 Safety cases/courses 2,000 Plus person-times of safety training during the year of offline training ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

Protecting employees' mental health The Company pays close attention to the mental health of employees. We have introduced third-party counseling agencies and counselors, launched the Employee Assistance Program (EAP), and taken steps such as providing psychological counseling, organizing various fun activities, and holding stress-reduction seminars to relieve employees' pressure. We also help employees solve the psychological or behavioral problems in their work and life, and build a positive and healthy mindset, and encourage them to work with the Company to foster a harmonious work environment. 01 Fun activities We organized 11 employee activities, including the first "525 I Love Myself" Health Day and various kinds of psychological experience sessions, to promote the knowledge of psychology in the form of fun games, and guide the employees to explore their state of mind, learn about and release their emotions, and power up their health. 02 Empowerment lectures We organized 18 mental health empowerment lectures and counseling sessions, covering topics such as stress and emotion management, positive mindset, marriage and family, health and wellness and work-life balance, etc., to help employees let out their negative emotions, and work efficiently and live healthy. 03 Psychological counseling service We provide employees with mental health self-assessment services through a combination of online and offline methods, and use scientific methods to analyze the psychological status of employees and answer their questions. XPENG + Employee Interest Clubs We provide organizational, certification, subsidy, and other operational support for the interest clubs initiated by employees, ranging from club membership to event planning, accident risk control, etc., so as to broaden the channels for employees to participate in physical and mental health activities, and create a favorable corporate culture and atmosphere. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

6.2. Care for Community and Charity XPeng is constantly looking for converging areas where it can grow together with the society. The Company has actively participated in public benefit programs in areas such as low-carbon growth, employment for the disabled and care for left-behind children, and actively joined other stakeholders to gather the power of love and bring warmth to the society. Nearly 17 million RMB of charity donations during the year [Case] Green dining table campaign to continuously promote a low-carbon life On January 4, 2022, the XPeng Public Welfare Foundation and the XPeng Administration Department jointly launched the "21-day Empty Plate" campaign, calling on all XPeng employees to reject food waste by using green tableware and clearing food plate. Star ting from January 4, 2022, the canteen areas of the XPeng headquarters and Yuhui and Zhihui parks have replaced all disposable plastic bowls with naturally degradable sugarcane bowls, and encouraged employees to bring their own food boxes to reduce the use of disposable tableware. XPeng Public Welfare Foundation On October 14, 2021, the Company registered the establishment of the XPeng Charity Foundation with an initial donation of 2 million RMB (and an additional donation of 5 million RMB in January 2022). The Foundation has 7 directors, 1 supervisor and a team of professional program managers. It marks the beginning of a new journey for XPeng in the professional organization of charity projects. The XPeng Charity Foundation is the first public welfare foundation initiated by the new generation of Chinese car manufacturers. With the mission of "facilitating the transition toward a green and low-carbon lifestyle, and echoing the call for sustainable development and common prosperity", the Foundation is actively engaged in the public welfare projects in such fields as low-carbon science education, carbon sink, and employment for the disabled to help create a harmonious ecosystem and community. 01 Setting up the Green Home Fund The XPeng Public Welfare Foundation has partnered with the Guangdong Youth Development Foundation to set up the XPeng Green Home Fund and launched a joint funding program to promote low-carbon education and volunteer services. By encouraging public participation in the low-carbon and environmental campaign and promoting a low-carbon lifestyle, the program aims to create a rich social atmosphere for green development. The first phase of the program focuses on two priorities: recruiting a group of partners with professional capabilities and ready projects in low-carbon environmental education to encourage young people's participation in volunteer services; recruiting a group of college students that are working as volunteer teachers under the rural education support program of Guangdong province to explore innovations in low-carbon environmental education for young people in the rural areas. 02 Carrying out low-carbon education The XPeng Public Welfare Foundation is committed to helping schools, enterprises and communities carry out low-carbon popularization and education, and promote the concept and knowledge of green and low-carbon lifestyles. In March 2022, the XPeng Public Welfare Foundation was elected executive vice president of the Guangdong Association for the Advancement of Environmental Education, and worked with the Sun Yat-sen University and other partners to promote specialized environmental education and the relevant legislative process. The Low-carbon Home Program launched in June aims to promote environmental education in kindergartens. It plans to train no less than 100 environmental education instructors for children in the coming year, and support professional teams to compile environmental education guidebooks, develop curriculum and conduct thematic research. ENVIRONMENTAL SOCIAL GOVERNANCE

03 Advocating volunteer services on environmental protection XPeng encourages its employees, XPeng Smart EV owners and students to support low-carbon growth and environmental protection by taking part in volunteer services. The XPeng Public Welfare Foundation initiated a pre-recruitment campaign for employee volunteers in early January 2022, and, together with over 100 employees and XPeng Smart EV owners, launched the XPeng Volunteer Service Team on March 5, the China Youth Volunteer Service Day. The Company plans to develop no less than 100 registered volunteers and organize no less than 50 volunteer activities on low-carbon environmental protection through the year. As of March 5, more than 100 employees and car owners have pre-registered as prospective volunteers of the XPeng Volunteer Service Team. The XPeng Volunteer Service Team held the first volunteer workshop on low-carbon and environmental protection with public welfare institutions at the XPeng headquarters. Volunteers use recycled packaging materials to make environment-friendly toys. 04 Participation in carbon sink projects Ecosystem carbon sequestration is an important path for realizing the carbon peaking and carbon neutrality goals. On December 28, 2021, the XPeng Public Welfare Foundation and the Guangdong Environmental Protection Foundation signed a strategic cooperation agreement, under which the two sides will cooperate in the protection of mangrove coastal wetlands, low-carbon environmental education and public advocacy, and youth environmental volunteer services, and make joint efforts to support the realization of the carbon peaking and carbon neutrality goals. 05 Facilitating employment for the disabled The XPeng Public Welfare Foundation pays high attention to the welfare of people with disabilities and supports the integrated employment of vulnerable groups. Since its establishment, the Foundation has cooperated with the Guangzhou Disabled Persons' Federation, the Guangzhou Hemu Disabilities Innovation Center, the School of Design of South China University of Technology and other partners to provide skills training on product designing and other support for disabled groups, and purchase and order customized handicrafts, coffee and other products made by people with disabilities to help them work with dignity. 06 Supporting the development of the public welfare industry In December 2021, the XPeng Public Welfare Foundation signed a cooperation agreement with the Guangzhou Charity Association, under which the two sides jointly launched the first Guangzhou Philanthropy Vocational Education (Certification) course-specialized training in low-carbon and environmental protection area to help startup and small and medium-sized charitable organizations improve their services and jointly promote the development of philanthropy. ENVIRONMENTAL SOCIAL GOVERNANCE

Charity contribution by the members of XPeng Club Through the platform of the XPeng Club, XPeng Smart EV owners from across the country have actively participated in various kinds of public welfare activities such as disaster relief, stray animal rescue and care, charity sales and fundraising, and contributed their share to the cause of charity. 01 The XPeng Club organized a series of volunteer activities in partnership with Roundabout, including warehouse rearrangement, book sales and store charity sales. The funds raised through the charity sales were donated for the purpose of supporting orphans and disabled children, funding children's welfare projects, setting up children's charity organizations and other fields. 02 The XPeng stores in Yangzhou and the local XPeng Smart EV owners' club jointly donated more than 300,000 RMB to actively support the disaster relief efforts in Zhengzhou by sending needed supplies to the disaster area. 03 XPeng Smart EV owners in Beijing held a clothing drive fundraiser event for three elementary schools in Yushu, donating a total of 177 pieces of clothing and 117 school bags. 04 XPeng Smart EV owners in Beijing spontaneously organized themselves to support the operation of the rescue station for stray pets. Image from X-walker Activity ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

07 Appendix EXPLORER OF FUTURE MOBILITY ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE
07 Appendix EXPLORER OF FUTURE MOBILITY ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

7.1. | Key Performance Indicators

| Economic performance indicators |

	Unit	2020	2021
Total revenues	Million RMB	5,844.3	20,988.1
Gross margin	%	4.6%	12.5%
Total deliveries of vehicles	unit	27,041	98,155
New authorized patents	unit	/	428

| Environmental performance indicators |

	Unit	2020	2021
Nitrogen oxide emissions	Tonnes	0.7	2.4
Sulfur dioxide emissions	Tonnes	/	0.5
Particulate matter emissions	Tonnes	/	1.3
VOCs in exhaust gas	Tonnes	/	7.2
Total discharge of industrial wastewater	Tonnes	/	116,190
COD in industrial wastewater	Tonnes	/	2.3
BOD in industrial wastewater	Tonnes	/	0.6
Nitrogen ammonia in industrial wastewater	Tonnes	/	0.1
Total nitrogen in industrial wastewater	Tonnes	/	1.0
Total emissions of greenhouse gases	Tonnes of CO_2	28,614	42,484

	Unit	2020	2021
GHG emission density	Tonnes of CO_2 / 1,000 RMB	/	0.002
GHG emissions (scope 1)	Tonnes of CO_2	2,801	5,892
GHG emissions (scope 2)	Tonnes of CO_2	24,529	32,723
GHG emissions (scope 3)	Tonnes of CO_2	1,283	3,869
Total waste generated	Tonnes	/	13,066
Hazardous waste generated	Tonnes	/	1,071
Hazardous waste density	Tonnes / 1,000 RMB	/	5.1×10^{-5}
General industrial solid waste generated	Tonnes	/	11,409
Domestic waste generated in office areas	Tonnes	/	586
Non-hazardous waste generated	Tonnes	/	11,995
Non-hazardous waste density	Tonnes / 1,000 RMB	/	0.0006
Total energy consumption	1,000 kWh	44,485	88,717
Total cost of energy consumption	Million RMB	21.0	50.4
Energy consumption density	1,000 kWh/1,000 RMB	0.008	0.004
Direct energy consumption	1,000 kWh	13,983	32,395
Gasoline consumption	1,000 kWh	19.9	De minimus
Diesel consumption	1,000 kWh	60.1	De minimus
LNG consumption	1,000 kWh	13,903	29,490

< 135 ENVIRONMENTAL · SOCIAL · GOVERNANCE

ENVIRONMENTAL · SOCIAL · GOVERNANCE 136 >

	Unit	2020	2021
Photovoltaic power generation	1,000 kWh	/	2,905
Indirect energy consumption	1,000 kWh	30,501	56,322
Power consumption	1,000 kWh	30,501	56,322
Total water consumption	m^3	253,697	424,275
Total water consumption density	m^3/1,000 RMB	/	0.02
Municipal water consumption	m^3	204,239	271,150
Circulating water consumption	m^3	49,458	153,125

Social performance indicators

	Unit	2020	2021
Total number of employees (full-time)	Person	5,084	13,978
Number of part-time / internship employees	Person	/	1,166
Increase in full-time employees	Person	1,369	8,894
Number of employees with a disability	Person	41	50

		Unit	2020	2021
Employee structure				
Percentage of employees by gender	Male	%	81.7%	79.6% (11,036 people)
	Female	%	18.3%	20.4% (2,822 people)
Percentage of employees by position	Senior management	%	0.3%	0.2% (24 people)
	Middle management	%	3.8%	10.2% (1,425 people)
	Average employees	%	95.9%	89.6% (12,529 people)
Percentage of employees by age	Under 30 years old	%	/	46.6% (6,389 people)
	30-49 years old	%	/	53.1% (7,278 people)
	Above 49 years old	%	/	0.3% (39 people)
Percentage of employees by region	Chinese mainland	%	98.0%	97.8% (13,676 people)
	Hong Kong, Macao and Taiwan and other regions	%	2.0%	2.2% (302 people)
Employee turnover rate	Total employee turnover rate	%	/	17.5%
Employee turnover rate by gender	Male	%	/	17.2%
	Female	%	/	18.9%
Employee turnover rate by age	Under 30 years old	%	/	19.2%
	30-49 years old	%	/	16.2%
	Above 49 years old	%	/	11.4%

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ENVIRONMENTAL · SOCIAL · GOVERNANCE 138 ›

Unit 2020 2021 Employee turnover rate by region Chinese mainland % / 17.7% Hong Kong, Macao, and Taiwan % / 0% Employee training Total investment in training Million RMB 1.3 8.3 Percentage of employees trained % 21.7% 72.5% Average training hours Hours 3.8 21.5 Percentage of employees trained by gender Male % / 74.7% Female % / 66.7% Percentage of employees trained by employee category Senior management % / 100% Middle management % / 82.6% Primary-level employees % / 71.3% Average training hours completed by gender Male Hours 3.8 19.9 Female Hours 3.8 22.3 Average training hours completed by employee category Senior management Hours 6.0 17.8 Middle management Hours 31.1 32.8 Primary-level employees Hours 2.4 32.0 Others Number of safety accidents Times 0 0 Total number of lost days due to work injuries Days / 371 Unit 2020 2021 Others Person-hours of safety training for employees Person-hours / 287,414 Customer satisfaction % 96% 97% Coverage of suppliers signing integrity pledge % 100% 100% Number of new recruits Person 1,369 8,894 Governance performance indicators Unit 2020 2021 Number of board directors Person 9 9 Number of female directors Person 1 1 Number of board meetings Times / 8 Number of anti-corruption training sessions Times 15 34 Number of risk management training sessions Times / 7 ENVIRONMENTAL SOCIAL GOVERNANCE 139 ENVIRONMENTAL SOCIAL GOVERNANCE 140

7.2. | Content Index

A. Environmental

Aspects, General Disclosures and KPIs			Chapter
Aspect A1: Emissions	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	5.2.3 Strengthening the Management of Waste Discharge and Emissions
	KPI A1.1	The types of emissions and respective emissions data.	5.2.3 Strengthening the Management of Waste Discharge and Emissions 7.1 Key Performance Indicators
	KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	5.2.3 Strengthening the Management of Waste Discharge and Emissions 7.1 Key Performance Indicators
	KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	5.2.3 Strengthening the Management of Waste Discharge and Emissions 7.1 Key Performance Indicators
	KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	5.2.3 Strengthening the Management of Waste Discharge and Emissions 7.1 Key Performance Indicators
	KPI A1.5	Description of emission target(s) set and steps taken to achieve them.	5.2.3 Strengthening the Management of Waste Discharge and Emissions [Feature] Tackling Climate Change through Green Transformation
	KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	5.2.3 Strengthening the Management of Waste Discharge and Emissions
Aspect A2: Use of Resources	General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials. Note: Resources may be used in production, in storage, transportation, in buildings, electronic equipment, etc.	5.2.1 Creating Green Products 5.2.2 Boosting Resource Efficiency
	KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	5.2.2 Boosting Resource Efficiency 7.1 Key Performance Indicators
	KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	5.2.2 Boosting Resource Efficiency 7.1 Key Performance Indicators

Aspects, General Disclosures and KPIs			Chapter
Aspect A2: Use of Resources	KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	5.2.2 Boosting Resource Efficiency
	KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	5.2.2 Boosting Resource Efficiency
	KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced	5.2.1 Creating Green Products
Aspect A3: The Environment and Natural Resources	General Disclosure	Policies on minimising the issuer's significant impacts on the environment and natural resources.	5. Protecting the Environment and Nature Ecology
	KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	5.2 Green Operation
Aspect A4: Climate Change	General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	[Feature] Tackling Climate Change through Green Transformation
	KPI A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	[Feature] Tackling Climate Change through Green Transformation

< 141 ENVIRONMENTAL • SOCIAL • GOVERNANCE
ENVIRONMENTAL • SOCIAL • GOVERNANCE 142 >

B. Social Aspects, General Disclosures and KPIs Chapter Employment and Labour Practices Aspect B1: Employment General Disclosure (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti- discrimination, and other benefits and welfare. 6.1.1 Protecting Employees' Rights and Interests KPI B1.1 Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region. 6.1.1 Protecting Employees' Rights and Interests 7.1 Key Performance Indicators KPI B1.2 Employee turnover rate by gender, age group and geographical region. 6.1.1 Protecting Employees' Rights and Interests 7.1 Key Performance Indicators Aspect B2: Health and Safety General Disclosure (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. 6.1.3 Occupational Health and Safety KPI B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year. 6.1.3 Occupational Health and Safety KPI B2.2 Lost days due to work injury. 6.1.3 Occupational Health and Safety 7.1 Key Performance Indicators KPI B2.3 Description of occupational health and safety measures adopted, and how they are implemented and monitored. 6.1.3 Occupational Health and Safety Aspect B3: Development and Training General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. 6.1.2 Support for Employee Development [Feature] Growth and Change, Empowering Life in Workplace KPI B3.1 The percentage of employees trained by gender and employee category (e.g. senior management, middle management). [Feature] Growth and Change, Empowering Life in Workplace 7.1 Key Performance Indicators KPI B3.2 The average training hours completed per employee by gender and employee category. [Feature] Growth and Change, Empowering Life in Workplace 7.1 Key Performance Indicators Aspects, General Disclosures and KPIs Chapter Aspect B4: Labour Standards General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor. 6.1.1 Protecting Employees' Rights and Interests KPI B4.1 Description of measures to review employment practices to avoid child and forced labor. 6.1.1 Protecting Employees' Rights and Interests Operating Practices Aspect B5: Supply Chain Management General Disclosure Policies on managing environmental and social risks of the supply chain. 4.4 Responsible Supply Chain KPI B5.1 Number of suppliers by geographical region. 4.4 Responsible Supply Chain KPI B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored. 4.4 Responsible Supply Chain KPI B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored. 4.4 Responsible Supply Chain KPI B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored. 4.4 Responsible Supply Chain Aspect B6: Product Responsibility General Disclosure (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress. 5.2.1 Creating Green Products 5.2.2 Boosting Resource Efficiency KPI B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons. 4.2.2 Product quality KPI B6.2 Number of products and service related complaints received and how they are dealt with. 4.3.1 Protecting Customer's Rights and Interests ENVIRONMENTAL SOCIAL GOVERNANCE 143 ENVIRONMENTAL SOCIAL GOVERNANCE 144
Unit 2020 2021 Employee turnover rate by region Chinese mainland % / 17.7% Hong Kong, Macao, and Taiwan % / 0% Employee training Total investment in training Million RMB 1.3 8.3 Percentage of employees trained % 21.7% 72.5% Average training hours Hours 3.8 21.5 Percentage of employees trained by gender Male % / 74.7% Female % / 66.7% Percentage of employees trained by employee category Senior management % / 100% Middle management % / 82.6% Primary-level employees % / 71.3% Average training hours completed by gender Male Hours 3.8 19.9 Female Hours 3.8 22.3 Average training hours completed by employee category Senior management Hours 6.0 17.8 Middle management Hours 31.1 32.8 Primary-level employees Hours 2.4 32.0 Others Number of safety accidents Times 0 0 Total number of lost days due to work injuries Days / 371 Unit 2020 2021 Others Person-hours of safety training for employees Person-hours / 287,414 Customer satisfaction % 96% 97% Coverage of suppliers signing integrity pledge % 100% 100% Number of new recruits Person 1,369 8,894 Governance performance indicators Unit 2020 2021 Number of board directors Person 9 9 Number of female directors Person 1 1 Number of board meetings Times / 8 Number of anti-corruption training sessions Times 15 34 Number of risk management training sessions Times / 7 ENVIRONMENTAL SOCIAL GOVERNANCE 139 ENVIRONMENTAL SOCIAL GOVERNANCE 140

Aspects, General Disclosures and KPIs Chapter Aspect B6: Product Responsibility KPI B6.3 Description of practices relating to observing and protecting intellectual property rights. 4.1.1 Innovation Systems KPI B6.4 Description of quality assurance process and recall procedures. 4.2.2 Product quality KPI B6.5 Description of consumer data protection and privacy policies, and how they are implemented and monitored. 4.3.1 Protecting Customer's Rights and Interests Aspect B7: Anticorruption General Disclosure (a) the policies; and(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. 2.3.2 Improving compliance KPI B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases. 2.3.2 Improving compliance KPI B7.2 Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored. 2.3.2 Improving compliance KPI B7.3 Description of anti-corruption training provided to directors and staff. 2.3.2 Improving compliance Community Aspect B8: Community Investment General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests. 6.2 Care for Community and Charity KPI B8.1 Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport). 6.2 Care for Community and Charity KPI B8.2 Resources contributed (e.g. money or time) to the focus area. 6.2 Care for Community and Charity ENVIRONMENTAL SOCIAL GOVERNANCE 145 7.3. Feedback Form Dear reader, Thank you for reading XPeng Inc. 2021 Environmental, Social and Governance Report. We very much hope that you can give us your comment about this report and leave your valuable opinions to help us make continuous improvements to the report. Your comment about this report: (please tick in the box) Question Very good Good Average poor Very poor Do you think this report has provided all the important information about the environmental, social and governance performance of XPeng Inc.? Do you think the information and indicators disclosed in this report are clear, accurate and complete? Do you think the presentation and style of this report is easy to read? What other need-to-know information do you think has not been reflected in this report? Do you have any suggestions for our future environmental, social and governance reports? If you have any suggestion or comment, please sent them to ir@xiaopeng.com, thank you very much for your suggestions and comments. ENVIRONMENTAL SOCIAL GOVERNANCE 146
7.2. Content Index A. Environmental Aspects, General Disclosures and KPIs Chapter Aspect A1: Emissions General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. 5.2.3 Strengthening the Management of Waste Discharge and Emissions KPI A1.1 The types of emissions and respective emissions data. 5.2.3 Strengthening the Management of Waste Discharge and Emissions 7.1 Key Performance Indicators KPI A1.2 Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). 5.2.3 Strengthening the Management of Waste Discharge and Emissions 7.1 Key Performance Indicators KPI A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). 5.2.3 Strengthening the Management of Waste Discharge and Emissions 7.1 Key Performance Indicators KPI A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). 5.2.3 Strengthening the Management of Waste Discharge and Emissions 7.1 Key Performance Indicators KPI A1.5 Description of emission target(s) set and steps taken to achieve them. 5.2.3 Strengthening the Management of Waste Discharge and Emissions [Feature] Tackling Climate Change through Green Transformation KPI A1.6 Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them. 5.2.3 Strengthening the Management of Waste Discharge and Emissions Aspect A2: Use of Resources General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials. Note: Resources may be used in production, in storage, transportation, in buildings, electronic equipment, etc. 5.2.1 Creating Green Products 5.2.2 Boosting Resource Efficiency KPI A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility). 5.2.2 Boosting Resource Efficiency 7.1 Key Performance Indicators KPI A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility). 5.2.2 Boosting Resource Efficiency 7.1 Key Performance Indicators Aspects, General Disclosures and KPIs Chapter Aspect A2: Use of Resources KPI A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them. 5.2.2 Boosting Resource Efficiency KPI A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. 5.2.2 Boosting Resource Efficiency KPI A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced 5.2.1 Creating Green Products Aspect A3: The Environment and Natural Resources General Disclosure Policies on minimising the issuer's significant impacts on the environment and natural resources. 5. Protecting the Environment and Nature Ecology KPI A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. 5.2 Green Operation Aspect A4: Climate Change General Disclosure Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer. [Feature] Tackling Climate Change through Green Transformation KPI A4.1 Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them. [Feature] Tackling Climate Change through Green Transformation ENVIRONMENTAL SOCIAL GOVERNANCE 141 ENVIRONMENTAL SOCIAL GOVERNANCE 142

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